Exhibit 2.1

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DREAMWORKS ANIMATION SKG, INC.,

a Delaware corporation;

ATV ACQUISITION CORP.,

a Delaware corporation;

AWESOMENESSTV, INC.,

a Delaware corporation;

and

BRIAN ROBBINS,

As Stockholders’ Representative

DATED AS OF MAY 1, 2013

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is entered into as of May 1, 2013 by and among DreamWorks Animation SKG, Inc., a Delaware corporation (“Parent”), ATV Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), AwesomenessTV, Inc., a Delaware corporation (“Target”), and Brian Robbins, as Stockholders’ Representative. Certain capitalized terms used in this Agreement are defined in Exhibit A hereto.

RECITALS

A. The Board of Directors of each of Parent, Merger Sub and Target have determined that it is advisable and in the best interests of their respective stockholders that Parent acquire Target through the merger of Merger Sub with and into Target (the “Merger”), and in furtherance thereof, subject to the terms and conditions set forth herein, have approved this Agreement and the Merger in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

B. Pursuant to the Merger, among other things, the outstanding shares of Target Stock and Vested Target Stock Options shall be converted into the right to receive a portion of the Merger Consideration upon the terms and subject to the conditions set forth herein.

C. A portion of the Merger Consideration otherwise payable by Parent to the Non-Dissenting Stockholders and holders of Vested Target Stock Options (the “Escrow Participants”) at the Closing in connection with the Merger shall be delivered to the Escrow Agent by Parent as partial security for the indemnification obligations set forth in this Agreement.

D. Target, Parent and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION.

1.1. Merger of Merger Sub into Target. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into Target, and the separate existence of Merger Sub shall cease. Target shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.2. Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, California, 90401 at 10:00 a.m. Pacific Time on a date to be designated by Parent and Target, which shall be no later than the second (2nd) business day after the

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satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature would be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) or at such time and date as Parent and Target may designate. The failure to consummate the Merger on the date and time and at the place specified herein will not relieve any party to this Agreement of any obligation under this Agreement. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware or at such other time as Parent and Target shall agree and as shall be specified in the Certificate of Merger (the “Effective Time”).

1.3. Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is AwesomenessTV, Inc.”;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that each reference to “ATV Acquisition Corp.,” shall be changed to “AwesomenessTV, Inc.”; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be those Persons designated by Parent in its sole discretion.

1.4. Conversion of Shares.

(a) Conversion. Subject to Sections 1.4(d), 1.6 and 1.10, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Target or any stockholder of Target, each share of Target Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent, following the surrender of the certificate representing such share of Target Stock in accordance with Section 1.7, the following consideration:

(i) each share of Target Stock owned by Parent, Merger Sub, Target or any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or Target immediately prior to the Effective Time, if any, shall, by virtue of the Merger, be canceled without payment of any consideration with respect to such share;

(ii) each share of Target Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive, for each share of Target Common Stock into which such share of Target Preferred Stock is convertible, the sum of: (A) an amount in cash equal to the Per Share Amount plus (B) any cash disbursements required to be

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paid in respect to Contingent Consideration, if any, pursuant to Section 1.9, plus (C) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made;

(iii) each share of Target Common Stock (other than shares of Target Restricted Stock) outstanding immediately prior to the Effective Time shall be converted into the right to receive, the sum of: (A) an amount in cash equal to: the Per Share Amount plus (B) any cash disbursements required to be paid in respect to Contingent Consideration, if any, pursuant to Section 1.9, plus (C) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder thereof in accordance with the terms of this Agreement and the Escrow Agreement, as and when such disbursements are required to be made; and

(iv) each share of the common stock, par value $0.0001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The amount of cash, if any, that each stockholder of Target is entitled to receive for the shares of Target Stock held by such stockholder shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of each class and series of Target Stock held by such stockholder.

(b) Definitions. For purposes of this Agreement:

(i) The “Closing Payment” shall mean an amount equal to: (A) $33,460,000; plus (B) the aggregate exercise price for all Vested Target Stock Options; minus (C) the Escrow Amount minus (D) the aggregate amount of all estimated Transaction Expenses as set forth in the Merger Consideration Certificate.

(ii) The “Escrow Amount” shall mean $4,125,000.

(iii) The “Escrow Contribution Amount” means, with respect to each share of Target Stock or each share of Target Stock subject to Vested Target Stock Options outstanding immediately prior to the Effective Time, an amount determined by dividing: (A) the Escrow Amount; by (B) the Fully Diluted Company Share Number.

(iv) The “Fully Diluted Company Share Number” shall mean the sum of, without duplication: (A) the aggregate number of shares of Target Common Stock outstanding immediately prior to the Effective Time (including: (1) any such shares issued pursuant to Target Stock Options exercised prior to the Effective Time; and (2) any such shares issued pursuant to any Target Preferred Stock converted prior to the Effective Time); plus (B) the aggregate number of shares of Target Common Stock issuable upon conversion of Target Preferred Stock outstanding immediately prior to the Effective Time; plus (C) the aggregate number of shares of Target Common Stock purchasable under or otherwise subject to Vested Target Stock Options outstanding immediately prior to the Effective Time.

(v) The “Per Share Amount” shall be determined by dividing: (A) the Closing Payment; by (B) the Fully Diluted Company Share Number.

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(c) Escrow Contribution. At the Effective Time, Parent shall cause to be delivered to the Escrow Agent in cash:

(i) as a contribution to the Escrow Fund with respect to each share of Target Stock outstanding immediately prior to the Effective Time, an amount equal to the Escrow Contribution Amount applicable to such share of Target Stock; and

(ii) as a contribution to the Escrow Fund with respect to each share of Target Common Stock that is subject to a Vested Target Stock Option that is outstanding immediately prior to the Effective Time, an amount equal to the Escrow Contribution Amount applicable to such share of Target Common Stock.

The Escrow Fund: (A) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement; (B) shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or other judicial process of any creditor of any Person; and (C) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

(d) Adjustments. In the event that Target, at any time or from time to time between the date of this Agreement and the Effective Time, subject to Sections 4.2(e) and (f), declares or pays any dividend on Target Stock payable in Target Stock or in any right to acquire Target Stock, or effects a subdivision of the outstanding shares of Target Stock into a greater number of shares of Target Stock, or in the event the outstanding shares of Target Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Target Stock, then the amounts payable in respect of shares of Target Stock pursuant to Section 1.4(a) and the amounts payable in respect of shares of Target Stock subject to Target Stock Options pursuant to Section 1.5 shall be appropriately adjusted.

(e) Effect on Target Stock. Upon the Effective Time, each share of Target Stock, shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate previously representing shares of Target Stock shall thereafter represent only the right to receive the Merger Consideration with respect thereto.

1.5. Treatment of Stock Options and Restricted Stock.

(a) Target Stock Options. Prior to the Closing, Target shall cause each unexercised Target Stock Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) to be cancelled, terminated and extinguished as of the Effective Time. Each unexercised Target Stock Option that is vested and outstanding immediately prior to the Effective Time (after giving effect to any acceleration of vesting set forth in the applicable stock option agreement, including any amendments thereto, or other applicable Target Employee Agreement or action taken by Target’s Board of Directors prior to the date hereof) (a “Vested Target Stock Option”) shall be cancelled as of the Effective Time, and converted into the right to receive, in respect of each vested share of Target Common Stock then subject to such Vested Target Stock Option, the sum of: (i) an amount in cash equal to: (A) the Per Share Amount; less (B) the exercise price per share of Target Common Stock subject to such Vested Target Stock Option; plus (ii) any cash disbursements required to be paid in respect of Contingent

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Consideration, if any, pursuant to Section 1.9, plus (iii) any cash disbursements required to be made from the Escrow Fund with respect to such share to the former holder of such Target Stock Option in accordance with this Agreement and the Escrow Agreement, as and when such disbursements are required to be made. All payments made pursuant to this Section 1.5(a) shall be subject to withholding pursuant to Section 1.10. Target Stock Options that are not Vested Target Stock Options shall be cancelled, terminated and extinguished as of the Effective Time for no consideration. The installment payments received by a holder of a Vested Target Stock Option under this Section 1.5(a) are intended to be separate “payments” for purposes of Section 409A of the Code and the guidance and regulations thereunder (“Section 409A”). Each holder of an outstanding Target Stock Option cancelled as provided in this Section 1.5(a) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.5(a) without interest.

(b) Target Restricted Stock. Each share of Target Common Stock subject to vesting or other lapse restrictions (“Target Restricted Stock”) outstanding immediately prior to the Effective Time (which does not vest as a result of the consummation of the Merger) shall be cancelled by Parent and converted into the right to receive the amounts payable to a holder of a share of Target Common Stock as provided in Section 1.4(a)(iii); provided, however, that such amounts shall be (i) subject to substantially the same terms, including the same vesting schedule, repurchase option and risk of forfeiture and other conditions, and (ii) payable to the former holder of such Target Restricted Stock in accordance with the vesting schedule applicable to such Restricted Stock, as in effect immediately prior to the Effective Time.

(c) Further Action. Prior to the Effective Time, Target shall take all necessary action, including amending the Target Stock Plan and/or obtaining any necessary consents, to effect the provisions of this Section 1.5.

1.6. Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Target Stock held by a holder who has demanded and perfected such demand for appraisal of such holder’s shares of Target Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and such holders shall not be entitled to any portion thereof.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.6(a), if any holder of shares of Target Stock who demands appraisal of such holder’s shares under the DGCL shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal, then as of the Closing or the occurrence of such event, whichever later occurs, such holder’s shares of Target Stock shall automatically be converted into the right to receive the applicable Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates, or the delivery of an affidavit of lost certificate as described in Section 1.7(e), representing such shares of Target Stock.

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(c) Notice of Dissenting Shares. Target shall give Parent: (i) prompt notice of any demands for appraisal of shares of Target Stock received by Target, withdrawals of any demands, and any other instruments served pursuant to the DGCL and received by Target; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal. Target shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of shares of Target Stock or offer to settle any such demands other than by operation of law or pursuant to a final order of a court of competent jurisdiction.

1.7. Exchange of Certificates and Target Stock Options.

(a) Payment Agent. On or prior to the Closing Date, Parent shall designate itself or designate a third-party to act as payment agent in the Merger (the “Payment Agent”). Promptly after the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Sections 1.4 and 1.5 (excluding the Escrow Amount and any amounts due after the Closing in respect of any Contingent Consideration). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent.

(b) Letter of Transmittal – Capital Stock and Vested Target Stock Options. Promptly after the date of this Agreement, Parent shall cause the Payment Agent to mail to each record holder of Target Stock and to each holder of outstanding unexercised Vested Target Stock Options, in each case outstanding immediately prior to the Effective Time: (i) a letter of transmittal in the form attached as Exhibit B hereto (a “Letter of Transmittal”); and (ii) instructions for use in effecting the exchange of Target Stock Certificates or unexercised Vested Target Stock Options for the Merger Consideration, if any, payable with respect to such Target Stock or Target Stock Options. Upon the surrender to the Payment Agent of a Target Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.7(e)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, a holder of such Target Stock Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration, if any, which such holder has the right to receive pursuant to Section 1.4(a), and the Target Stock Certificate so surrendered shall forthwith be cancelled. Upon the delivery to the Payment Agent of a duly executed and properly completed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, a holder of unexercised Vested Target Stock Options immediately prior to the Effective Time shall be entitled to receive in exchange therefor the Merger Consideration, if any, which such holder has the right to receive pursuant to Section 1.5, which Parent may cause to be paid through the Surviving Corporation’s payroll agent in the case of payments in respect of Vested Target Stock Options. From and after the Effective Time, each Target Stock Certificate which prior to the Effective Time represented shares of Target Stock shall be deemed to represent only the right to receive the Merger Consideration, if any, payable with respect to such shares, and a holder of each such Target Stock Certificate shall cease to have any rights with respect to the shares of Target Stock formerly represented thereby.

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(c) Payments to Others. If payment of Merger Consideration in respect of shares of Target Stock converted pursuant to Section 1.4 is to be made to a Person other than the Person in whose name a surrendered Target Stock Certificate is registered, it shall be a condition to such payment that Target Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of Target Stock Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d) Stock Transfer Books. As of the Effective Time, the stock transfer books of Target shall be closed and there shall not be any further registration of transfers of shares of Target Stock thereafter on the records of Target. If, after the Effective Time, certificates for shares of Target Stock (“Target Stock Certificates”) are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in Section 1.4. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Target Stock Certificate which immediately before the Effective Time represented outstanding shares of Target Stock.

(e) Lost Certificates. In the event any Target Stock Certificate representing shares of Target Stock converted in connection with the Merger pursuant to Section 1.4 shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Target Stock previously represented by such Target Stock Certificate, require the owner of such lost, stolen or destroyed Target Stock Certificate to provide an appropriate affidavit of loss and to deliver a bond (in such amount, form and with such surety as the Payment Agent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any Affiliated party with respect to such Target Stock Certificate.

(f) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and Persons who have not theretofore completed Letters of Transmittal and, if applicable, surrendered their Target Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for the portion of the Payment Fund payable with respect to the shares of Target Stock previously represented by such Target Stock Certificates or the shares of Target Stock subject to such Target Stock Options, without any interest thereon.

(g) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any holder of shares of Target Stock or Target Stock Options or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar Legal Requirement. Any amounts remaining unclaimed by holders of shares of Target Stock or Target Stock Options three years after the Effective Time, the expiration of the Escrow Period or the Contingent Consideration Determination Date, as applicable (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

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1.8. Reserved.

1.9. Contingent Consideration. As contemplated in Section 1.4(a), each Escrow Participant shall be entitled to receive, subject to Section 1.10, such Escrow Participant’s Pro Rata Portion of each of the 2014 Contingent Amount and the 2015 Contingent Amount, in each case payable in cash (such consideration, collectively, the “Contingent Consideration”).

(a) For purposes of this Section 1.9:

(i) “2014 Contingent Amount” shall be an amount equal to the sum of (A) $5,500,000, plus (B) the product of the amount by which Adjusted EBITDA for the calendar year 2014 exceeds $5,500,000 multiplied by eight (8), but such product not to exceed $36,000,000, plus (C) the product of the amount by which Adjusted EBITDA for the calendar year 2014 exceeds $10,000,000, multiplied by four (4); provided that (x) the 2014 Contingent Amount shall be $0 (zero dollars) if the Adjusted EBITDA for the calendar year 2014 is less than $5,500,000 and (y) the 2014 Contingent Amount shall not exceed $109,500,000.

(ii) “2015 Contingent Amount” shall be an amount equal to the sum of (A) if the Adjusted EBITDA for the calendar year 2014 equaled or exceeded $5,500,000 and the Adjusted EBITDA for the calendar year 2015 equals or exceeds $5,500,000, $5,500,000, plus (B) if the Adjusted EBITDA for the calendar year 2014 exceeded $10,000,000 and the Adjusted EBITDA for the calendar year 2015 is at least twenty percent (20%) higher than the Adjusted EBITDA for calendar year 2014, the product of the amount by which the Adjusted EBITDA for the calendar year 2014 exceeded $10,000,000 multiplied by four (4), plus (C) if the Adjusted EBITDA for the calendar year 2014 was at least $4,000,000 but less than $5,500,000 and the Adjusted EBITDA for the calendar year 2015 is at least thirty percent (30%) higher than the Adjusted EBITDA for the calendar year 2014, $11,000,000; provided that the sum of the 2014 Contingent Amount and the 2015 Contingent Amount shall not exceed $117,000,000.

(iii) “Adjusted EBITDA” shall mean, for any applicable period, the amount equal to (A) the consolidated net income attributable to the Surviving Corporation and its Subsidiaries for such applicable period determined in accordance with GAAP, plus (B) without duplication and only to the extent deducted in determining such consolidated net income of the Surviving Corporation and its Subsidiaries, the sum of (in each case, the applicable amount for such applicable year to be determined in accordance with GAAP (1) consolidated interest expense, (2) consolidated income Tax expense, (3) consolidated depreciation and amortization expense, (4) all extraordinary non-operating charges (including all Transaction Expenses and all charges resulting from payments made in respect of Target Stock and Target Stock Options pursuant to this Agreement), (5) non-cash foreign exchange, translation or performance losses relating to any foreign currency hedging transactions, (6) any compensation expense associated with the Target Employee Bonus Plan, and (7) any expenses incurred by the Surviving Corporation or any of its Subsidiaries in respect of any Loss for which Parent or any of its Affiliates has received indemnification pursuant to Section 9.2, minus (C) without duplication and only to the extent included in determining such consolidated net income of the Surviving Corporation and its Subsidiaries for such applicable period, the sum of (in each case, the applicable amount for such applicable year to be determined in accordance with GAAP) (1) consolidated interest income, (2) consolidated income Tax credits or refunds, (3) any

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extraordinary non-operating gains, (4) any non-cash gains for such year that represent the reversal of any accrual in a prior year for, or the reversal of any cash reserves established in a prior year for, anticipated cash charges, (5) non-cash foreign exchange, translation or performance gains relating to any foreign currency hedging transactions, and (6) any non-cash income or gains resulting from fair value adjustments to contingent payment liabilities recognized in connection with the Merger; provided, however, that in calculating Adjusted EBITDA, no portion of any production funding received from Google Inc. or any of its Affiliates that is unused shall be treated as revenue or income to the extent inclusion of such funding would increase any Contingent Amount; provided, further, that in calculating Adjusted EBITDA, that any revenue received by the Surviving Corporation in connection with the agreements and/or projects set forth in Schedule 1.9(a)(iii)(A) shall not be counted as revenue whether or not such treatment would be consistent with GAAP.

In addition, the following guidelines shall be applied when determining Adjusted EBITDA:

a. No deduction shall be made for any intercompany charges (including management fees), or for expenses or expense categories directly attributable to Parent’s control of the Surviving Corporation and its Subsidiaries (including, without limitation, use of technology systems of Parent and its Affiliates, implementation of Parent’s benefits plans and SEC reporting), other than (A) expenses directly attributable to operating the business of the Surviving Corporation and its Subsidiaries in the ordinary course as reasonably determined by Parent, (B) any expenses or expense allocations for general corporate services rendered by Parent or any of its Affiliates consistent with Parent’s standard practices and agreed to by Brian Robbins (acting in good faith), or (C) charges, expenses or expense categories that have been agreed to by the Stockholders’ Representative (acting in good faith).

b. No deduction shall be made for (i) compensation or other benefits paid to the Persons set forth on Schedule 1.9(a)(iii)(B) under their employment agreements with Parent in excess of the compensation expense for such Persons set forth on budget for 2013, 2014 and 2015 previously provided to Parent, or (ii) compensation or other benefits paid to any other employees or contractors of Parent or any of its Affiliates (other than Surviving Corporation and its Subsidiaries), in any case unless such costs or allocations have been agreed to by Brian Robbins (acting in good faith).

c. No deduction shall be made for expenses associated with any employee of the Surviving Corporation or its Subsidiaries performing services substantially for the benefit of Parent or its Affiliates (other than the Surviving Corporation and its Subsidiaries) (e.g., travel expense related to services provided substantially for the benefit of Parent and not the Surviving Corporation).

d. No deduction shall be made for office rents or related expenses in excess of those reasonably required by the Surviving Corporation and its Subsidiaries to support its operating requirements, unless such costs or allocations have been agreed to by the Stockholders’ Representative (acting in good faith).

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e. No deduction shall be made for amounts recovered by or expenses reimbursed to any of the Indemnified Parties pursuant to the indemnification provisions of Section 9, or for expenditures by in connection with enforcement of or otherwise related to this Agreement.

f. Parent may, after prior consultation with the Stockholders’ Representative and upon at least ten (10) days prior notice, require the Surviving Corporation or the applicable Subsidiary to use such resources, services providers and/or insurance policies as Parent directs in substitution of, or supplement to, such resources, service providers and/or insurance policies being used at the time by the Surviving Corporation or the applicable Subsidiary; provided, however, that, except as otherwise provided in subsection a. above, the amount of such expenses included in the calculation of Adjusted EBITDA for the relevant period shall not exceed the historical amount of the relevant eliminated expenses as set forth in Target’s unaudited statement of income for the most recently completed fiscal year plus three percent (3%) per year commencing from the date of such action (pro-rated for partial years).

(iv) “Contingent Amounts” shall mean the 2014 Contingent Amount and the 2015 Contingent Amount, collectively.

(b) Determination of Contingent Amounts.

(i) Contingent Consideration Statement. Not later than 90 calendar days following the last day of each of the calendar years 2014 and 2015, Parent shall cause the Surviving Corporation to prepare and deliver to the Stockholders’ Representative a statement (each, a “Contingent Consideration Statement”) setting forth Parent’s calculation of the Adjusted EBITDA and the resulting Contingent Amount for such calendar year, which shall be prepared in accordance with GAAP (to the extent applicable to individual account balances used to determine such amounts) with such adjustments thereto set forth in the definition of Adjusted EBITDA and as set forth in this Section 1.9, and including reasonable detail of the components thereof and appropriate supporting documentation for each of the foregoing. During the 60 calendar day period following receipt by the Stockholders’ Representative of a Contingent Consideration Statement, Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, provide reasonable access during normal business hours to and otherwise make available to the Stockholders’ Representative and its Representatives the relevant books and records of the Surviving Corporation and its Subsidiaries, including the accounting records, work papers, schedules and calculations that were used in or otherwise applicable to a determination of the Adjusted EBITDA and the Contingent Amount for such year, any of Parent’s independent auditor’s work papers related to the calculation of such amounts (subject to execution of standard release and/or other agreements required by Parent’s independent auditors), and any other documents that may be reasonably requested by the Stockholders’ Representative and its Representatives to determine whether the calculations of the Adjusted EBITDA and the Contingent Amount set forth in such Contingent Consideration Statement were made in accordance with this Section 1.9, and reasonable access during normal business hours to the employees and representatives of the Surviving Corporation or Parent to respond to questions arising in such determination.

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(ii) Contingent Consideration Notice of Disagreement. The Contingent Consideration Statement shall become final and binding upon Parent, the Escrow Participants and the Stockholders’ Representative on the earlier of (i) the Stockholders’ Representative’s written acceptance thereof and (ii) the 60th day following delivery thereof, unless the Stockholders’ Representative gives written notice of its disagreement with the Contingent Consideration Statement (a “Contingent Consideration Notice of Disagreement”) to Parent prior to such date. Each Contingent Consideration Notice of Disagreement shall specify all items with which the Stockholders’ Representative disagrees in sufficient detail for Parent to understand the nature of the disagreement. Except as set forth in a Contingent Consideration Notice of Disagreement, the Stockholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Contingent Consideration Statement. If the Stockholders’ Representative does not deliver a Contingent Consideration Notice of Disagreement within such 60 calendar day period, then the Contingent Consideration Statement shall be deemed to be finally determined as set forth in Parent’s calculation thereof. If a Contingent Consideration Notice of Disagreement is received by Parent in a timely manner, then the Contingent Consideration Statement (as revised in accordance with this Section 1.9) shall become final and binding upon Parent, the Escrow Participants and the Stockholders’ Representative on the earlier of (A) the date the Stockholders’ Representative and Parent resolve in writing any differences they have with respect to the matters specified in the Contingent Consideration Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Independent Auditors (subject to the right of Parent and the Stockholders’ Representative to dispute any Non-Calculation Issues pursuant to Section 10.7). During the 20 calendar day period following the delivery of a Contingent Consideration Notice of Disagreement, the Stockholders’ Representative and Parent shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Contingent Consideration Notice of Disagreement. All determinations and payments made pursuant to any Contingent Consideration Statement shall be subject to Section 1.9(i).

(iii) Independent Auditors. If Parent and the Stockholders’ Representative are not able to resolve their differences during such 20 calendar day period following the delivery of a Contingent Consideration Notice of Disagreement, then at the end of such period, the Stockholders’ Representative and Parent shall submit to the Independent Auditors for determination any and all matters that remain in dispute solely with respect to the calculation of the Adjusted EBITDA and the resulting Contingent Amount for the applicable year as calculated from the Surviving Corporation’s books and records with such adjustments thereto set forth in the definition of Adjusted EBITDA and as set forth in this Section 1.9, which matters shall be described in a written brief delivered to the Independent Auditors. For the sake of clarity, unless mutually agreed otherwise, Parent and the Stockholders’ Representative will not submit to the Independent Auditors disputes relating to breaches of the parties’ covenants and agreements in this Agreement (including this Section 1.9) other than Section 1.9(a)(iii) (collectively, the “Non-Calculation Issues”), and no determinations by the Independent Auditors will affect the validity, timeliness or potential effect of any claims or assertions with respect to Non-Calculation Issues. Parent and the Stockholders’ Representative shall cooperate in good faith to agree upon the specific disagreements to be submitted to the Independent Auditors, the method for submitting such disagreements, applicable guidelines to govern communications with the Independent Auditors and other procedural rules with respect to the arbitration. Parent, the Surviving Corporation and the Stockholders’ Representative shall make readily available to the

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Independent Auditors all relevant accounting books and records and any accounting work papers (subject to execution of standard release and/or other agreements required by Parent’s independent auditors) relating to the Contingent Consideration Statement or the Contingent Consideration Notice of Disagreement, the employees, accountants and other representatives of Parent, the Surviving Corporation and the Stockholders’ Representative, and all other items reasonably requested by the Independent Auditors. In resolving the differences with respect to matters specified in the Contingent Consideration Notice of Disagreement, the Independent Auditors shall (A) consider only those items or amounts disputed by the Stockholders’ Representative in the Contingent Consideration Notice of Disagreement which remain in dispute; (B) shall not assign a value to any item or amount in dispute greater than the greatest value for such item or amount assigned by the Stockholders’ Representative, on the one hand, or Parent, on the other hand, or less than the smallest value for such item or amount assigned by the Stockholders’ Representative, on the one hand, or Parent, on the other hand; and (C) shall act as an expert and not as an arbitrator. The Independent Auditors shall deliver to the Stockholders’ Representative and Parent as promptly as practicable (but in any event within 30 days of its retention) a report setting forth its determination. Such report shall, upon delivery to the Stockholders’ Representative and Parent and absent manifest error, be final, binding and conclusive upon the Stockholders’ Representative, the Escrow Participants and Parent with respect to the disputes resolved. The costs, fees and other expenses of the Independent Auditors in connection with the dispute resolution process set forth in this Section 1.9 shall be borne by Parent, on the one hand, and Escrow Participants, on the other hand, based on the percentage which the portion of the disputed amount not awarded to each party bears to the amount actually disputed by such party, with the amount to be paid by the Escrow Participants to be deducted from the Escrow Fund or, if the Escrow Fund has been reduced to $0 (zero dollars), from any future Contingent Amount payable to the Escrow Participants. All other fees and expenses incurred in connection with the dispute resolution process set forth in this Section 1.9, including fees and expenses of attorneys and accountants, shall be borne and paid by the party incurring such expenses.

(c) Payment of Contingent Consideration. Subject to Section 1.9(f), no later than five (5) business days following the earlier of the date on which a Contingent Consideration Statement for a particular year becomes final and binding upon the Parties (a “Contingent Consideration Determination Date”), Parent shall deposit with the Payment Agent for distribution to each Escrow Participant its Pro Rata Portion of a cash amount equal to the Contingent Amount for such year, minus any Transaction Expenses payable to any broker, finder or investment banker or attributable to payments that may arise under the Target Employee Bonus Plan in respect of such Contingent Amount, minus any amounts subject to any right to setoff expressly contemplated by this Agreement or any Letter of Transmittal, minus any unreimbursed Stockholders’ Representative Expenses (the “Net Contingent Payment”), which amount may be subject to withholding in accordance with Section 1.10. Parent shall pay the Stockholders’ Representative any unreimbursed Stockholders’ Representative Expenses and shall cause the Payment Agent to distribute the Net Contingent Payment to each Escrow Participant as promptly as possible.

(d) Parent Covenants. From the Effective Time through December 31, 2015, except to the extent the Stockholders’ Representative has granted its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) Parent, or its successor in the event of a merger or similar transaction of Parent in which Parent is not the surviving corporation, shall not cease, directly or indirectly, to be the beneficial owner of all of the issued and outstanding shares of capital stock of the Surviving Corporation;

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(ii) Parent shall not, unless required by applicable law, commence a dissolution, winding up or other insolvency procedure with respect to the Surviving Corporation;

(iii) Brian Robbins shall continue to remain responsible for the day-to-day operations of the Surviving Corporation and its Subsidiaries (unless he is unable due to his death or disability or he is terminated for Cause (as defined in the applicable Employment Agreement) or voluntarily terminates his employment with the Surviving Corporation without Good Reason (as defined in the applicable Employment Agreement)) and shall have authority to direct the day-to-day operations of the Surviving Corporation consistent with the authority of similarly situated executives of Parent or its Affiliates;

(iv) Neither the Surviving Corporation nor any of its Subsidiaries shall enter into any agreement or transaction with Parent or any of its Affiliates which provides for any payment for goods or services on terms less favorable in the aggregate to the Surviving Corporation or relevant Subsidiary than such terms as would reasonably be obtained from a third party on an arms’ length basis.

(v) Neither Parent nor any of its Affiliates shall charge any management fees or other similar charges to Surviving Corporation provided that the Surviving Corporation may be allocated a charge for services rendered by Parent or any of its Affiliates consistent with Parent’s standard practices;

(vi) Parent shall maintain the business conducted by Target and its Subsidiaries as of the Closing Date, together with any new business developed or acquired by the Surviving Corporation and its Subsidiaries after the Closing Date, in all material respects as a separate business unit of Parent or an Affiliate of Parent with distinct books and records to the extent necessary to allow the determination of the Adjusted EBITDA attributable to the Surviving Corporation and its Subsidiaries; and

(vii) Parent and its Affiliates shall not relocate the headquarters of the Surviving Corporation to a location outside of the County of Los Angeles, California (“LA County”), and shall maintain sufficient functionality in such LA County office(s). Neither Parent nor its Affiliates shall require, directly or through the Surviving Corporation, as a condition to continued employment or the maintenance or receipt of any employment-related benefit, that the workplace of any employee of the Surviving Corporation located in LA County as of the Closing Date be located outside of LA County.

(e) Artificial Actions. None of Parent, the Surviving Corporation or any of their Affiliates shall voluntarily do or omit to do any act to deliberately frustrate or prejudice the amount of revenues or profits which the Surviving Corporation would otherwise achieve through December 31, 2015 or to otherwise intentionally manipulate Adjusted EBITDA to increase or decrease Contingent Consideration contrary to the spirit and intent of this Section 1.9.

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(f) Parent Control. For the avoidance of doubt, nothing contained in this Section 1.9 shall restrict Parent’s right to control the Surviving Corporation and its Subsidiaries in any respect, including the following: the hiring or termination of employees, consultants or other service providers; the license of content, technology or intellectual property; the entering into, modifying or terminating of agreements relating to distribution and exploitation of content, the offering or ceasing to offer particular products, services, lines of business, promotions, payment methods, or other aspects of Target’s current business or operations; the incurrence of expenses and requiring compliance with Parent’s and its Affiliates’ internal controls, corporate governance policies and procedures, legal and regulatory compliance standards (including with respect to any changes in Legal Requirements that may affect the websites and means of distribution utilized by the Surviving Corporation) and consumer data guidelines and privacy rules and regulations; or changes to the Surviving Corporation’s capital structure or debt structure; provided, however, that the Parties understand that the Escrow Participants shall be entitled to all rights and remedies available to such Escrow Participants at law or in equity in the event that Parent or any of its Affiliates breaches the covenants and agreements of Parent in this Section 1.9.

(g) Breaches of Parent Covenants.

(i) In the event that Parent materially breaches any of the covenants set forth in Section 1.9(d) from the Effective Time through December 31, 2015 and such breach, if capable of cure, is not cured within 30 days of Parent becoming aware of such breach (a “Parent Breach”), Adjusted EBITDA for calendar 2014 and calendar 2015 shall equal the greater of (A) the actual Adjusted EBITDA for the given year and (B) the Alternate Adjusted EBITDA (as defined below) for the given year. In addition to the foregoing, the Parties understand that the Escrow Participants shall be entitled to all rights and remedies available to such Escrow Participants at law or in equity in the event that Parent or any of its Affiliates breaches the covenants and agreements of Parent in this Section 1.9.

(ii) “Alternate Adjusted EBITDA” means, for any calendar year, (A) if the Parent Breach occurred during such year, an amount equal to the Adjusted EBITDA for the year to date at the time of such Parent Breach, prorated for the entirety of such year based on the number of days elapsed in such year relative to the number of days remaining in such year and (B) if the Parent Breach did not occur during such year, the Adjusted EBITDA (or the Alternate Adjusted EBITDA, if greater) for the prior calendar year multiplied by one-hundred and thirty percent (130%).

(h) Limited Duties. Notwithstanding anything in this Agreement, none of Parent, the Surviving Corporation or any of their Affiliates (A) will be under any obligation or have any duty to act in such a manner that the Contingent Amounts are paid or, if payable, maximized, (B) will owe any Escrow Participant any fiduciary or other similar duty in respect of this Section 1.9 or (C) will have any obligation or be bound by any agreement or covenant of any kind in respect of this Section 1.9, other than, for each of clauses (A)-(C), an obligation to comply with (x) the covenants and agreements expressly set forth in this Section 1.9 and (y) the covenant of good faith and fair dealing implied in all contracts governed by Delaware Law, it being the intention of Parent, Target, the Escrow Participants and the Stockholders’ Representative that all other covenants, agreements and/or obligations related to the subject

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matter of this Section 1.9 are expressly waived and disclaimed. Without limiting the obligations of Parent, the Surviving Corporation and the Stockholders’ Representative set forth in this Section 1.9, the parties to this Agreement expressly acknowledge that (I) Parent currently operates a diverse entertainment content production, operation and distribution business, (II) Parent intends to continue operating its existing business and may acquire and/or develop other offline and online businesses in the future, and (III) such actions shall not be deemed to interfere with or impede the ability of the Escrow Participants to achieve or maximize the Contingent Consideration.

(i) Non-Assignability. The interests, if any, of any Escrow Participant in such Escrow Participant’s portion of the Contingent Amounts pursuant to this Section 1.9 shall not be assignable or transferable, except by operation of law; provided that any Escrow Participant which is an entity may assign its rights to its equityholders in proportion to their equity interests in the entity (it being understood that any attempted assignment or transfer in violation of this Section 1.9(h) shall be null and void). Notwithstanding the foregoing, any Contingent Amount that becomes payable at or after the death of a Escrow Participant who is an individual shall be paid to the Escrow Participant’s beneficiary or beneficiaries named in the most recent designation that the Escrow Participant filed with the Stockholders’ Representative prior to the Escrow Participant’s death or, if not so designated, to the Escrow Participant’s estate.

(j) Clawback for Fraud or Intentional Misconduct. For a period of one year after a Contingent Consideration Determination Date, the Net Contingent Payment determined as of such date and paid to any Escrow Participant shall be subject to clawback by Parent if (i) the calculation of such Net Contingent Payment was based on a calculation of Adjusted EBITDA that was inaccurate and (ii) such inaccuracy is attributable to fraud or intentional misconduct of any employee of the Surviving Corporation or any of its Subsidiaries. Upon any such determination, Parent shall be entitled to (x) cause each Escrow Participant that both is a current employee of Target as of the date hereof and was involved in such fraud or intentional misconduct to return to Parent the cash received by such Escrow Participant for the portion of the Net Contingent Payment attributable to the inaccuracy giving rise to Parent’s request and (y) offset against any future Net Contingent Payments payable to any Escrow Participant (irrespective of a Escrow Participant’s involvement in such fraud or intentional misconduct), a portion of the Net Contingent Payment attributable to the inaccuracy giving rise to Parent’s request.

1.10. Withholding Rights. Notwithstanding any provision of this Agreement to the contrary, each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Target Stock or Target Stock Options such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign Tax law. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.11. Transaction Expenses. At Closing, Parent shall pay or cause the Surviving Corporation to pay all Transaction Expenses specified in the Merger Consideration Certificate.

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1.12. Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and Target, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of Target and otherwise) to take such action.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF TARGET

Except as is otherwise set forth in the Disclosure Schedule, in order to induce Parent and Merger Sub to enter into and perform the Agreement and the ancillary agreements to which Parent or Merger Sub is a party, Target hereby makes the following representations and warranties to Parent and Merger Sub as of the date of this Agreement and as of the Closing.

2.1. Organization and Qualification. Target and each of its Subsidiaries: (i) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; (ii) has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted and to own, lease and operate its assets; and (iii) is qualified, authorized, registered or licensed to do business as a foreign corporation and is in good standing in all jurisdictions in which such qualification, authorization, registration or license is required, except in the case of (ii) and (iii) where the failure to have such power or to be so qualified, authorized, registered or licensed would not reasonably be expected to have a Material Adverse Effect.

2.2. Authority; Binding Nature of Agreement. Subject to receipt of the Required Merger Stockholder Votes, Target has all right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by Target of this Agreement have been duly authorized by all necessary action on the part of Target and its Stockholders, Board of Directors and officers. This Agreement constitutes the legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Target’s Board of Directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of Target and its stockholders; (ii) unanimously recommended the adoption of this Agreement by the holders of Target Stock and directed that this Agreement and the Merger be submitted for consideration by Target’s stockholders in accordance with Section 5.2; and (iii) to the extent necessary, adopted a resolution having the effect of causing Target not to be subject to any state takeover law or similar Legal Requirement that would otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.

2.3. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Target of this Agreement and each ancillary agreement to which Target is a party, and the consummation of the Merger, do not and will not:

(i) conflict with or violate Target’s certificate of incorporation or bylaws, including all amendments, modifications and supplements thereto (the “Target Charter Documents”) or the certificate of incorporation or bylaws, or other organizational documents, of any of Target’s Subsidiaries;

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(ii) conflict with or violate any Legal Requirement, in any material respect, applicable to Target or any of its Subsidiaries or by which any property or asset of Target or any of its Subsidiaries is bound or affected;

(iii) result in any material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a material default) under, require any consent of or prior notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any material fees or penalties, require the offering or making of any material payment or redemption, give rise to any material increased, accelerated or additional rights or entitlements of any Person or otherwise materially and adversely affect any rights of Target or any of its Subsidiaries under, or result in the creation of any Encumbrance on any property, asset or right of Target or any of its Subsidiaries pursuant to, any Material Contract, except as set forth in Part 2.3(a)(iii) of the Disclosure Schedule.

(b) Neither Target nor any of its Subsidiaries is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Target of this Agreement and each of the ancillary agreements to which Target will be a party or the consummation of the Merger or in order to prevent the termination of any right, privilege, license or qualification of Target or any of its Subsidiaries, except for (i) any filings required by the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) such filings as may be required by any applicable federal or state securities or “blue sky” laws.

(c) No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) or any anti-takeover provision in the Target Charter Documents is, or at the Effective Time will be, applicable to Target, any Target Stock, this Agreement or the Merger.

2.4. Certificate of Incorporation and Bylaws; Records. Target has delivered to Parent accurate and complete copies of: (i) the Target Charter Documents, in each case, which have not been amended, modified or supplemented, and there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement such Charter Documents, in each case from the copies provided to Parent; (ii) the stock records of Target and each of its Subsidiaries; and (iii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Target and each of its Subsidiaries, the Board of Directors of Target and each of its Subsidiaries, and all committees of the Board of Directors of Target and each of its Subsidiaries. There have been no meetings or other proceedings of the stockholders of Target or any of its Subsidiaries, the Board of Directors of Target or any of its Subsidiaries or any committee of the Board of Directors of Target or any of its Subsidiaries that are not fully reflected in such minutes or other records.

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2.5. Capital Structure.

(a) The authorized capital stock of Target consists of: (i) 17,000,000 shares of Target Common Stock, of which 11,111,111 shares are issued and outstanding as of the date of this Agreement; and (ii) 3,750,000 shares of Target Preferred Stock, of which 3,737,417 shares are issued and outstanding as of the date of this Agreement. Target does not hold any shares in treasury. Part 2.5(a) of the Disclosure Schedule lists, as of the date of this Agreement, all holders of Target Stock and the number of shares of each class and series of Target Stock held by such Persons. All outstanding shares of Target Stock are duly authorized, validly issued, fully paid and non-assessable. Each share of Target Preferred Stock is convertible into shares of Target Common Stock on a one-for-one basis.

(b) Target or one of its wholly-owned Subsidiaries has good and marketable title to, and is the record and beneficial owner of, all of the issued and outstanding shares of capital stock of, or other equity interests in, each of Target’s Subsidiaries, free and clear of any Encumbrances or restrictions on transfer, other than transfer restrictions imposed thereon by applicable Legal Requirements. All of the issued and outstanding shares of capital stock of each of Target’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of preemptive rights.

(c) Target has reserved 1,702,889 shares of Target Common Stock for issuance under Target’s 2012 Equity Incentive Plan (the “Target Stock Plan”), of which, on the date of this Agreement, no shares of Target Common Stock have been issued pursuant to the Target Stock Plan and remain outstanding, 1,221,196 shares of Target Common Stock are subject to outstanding options granted under the Target Stock Plan (the “Target Stock Options”) and 481,693 shares of Target Common Stock are available for future grants under the Target Stock Plan. Part 2.5(c) of the Disclosure Schedule sets forth a list of (x) all outstanding Equity Rights (including Target Stock Options) relating to the capital stock of Target and all agreements, arrangements or understandings (written or oral) to which Target is a party to issue any Equity Right (including Target Stock Option) with respect to any security of or interest in Target, and (y) all plans pursuant to which Target has issued any of the foregoing. With respect to each Equity Right (including Target Stock Options) relating to Target Stock and each agreement, arrangement and understanding (written or oral) to which Target is a party to issue any Equity Right (including any Target Stock Option) with respect to any security of or interest in Target, Part 2.5(c) of the Disclosure Schedule sets forth (i) the name of the holder of such Equity Right, (ii) the date of grant, (iii) the type of Equity Right, (iv) the number and type of securities issuable thereunder, (v) the exercise price, (vi) the vesting schedule (including a description of the circumstances under which such vesting schedule may be accelerated), and (vii) with respect to Target Stock Options, whether such Target Stock Option is an “incentive stock option” as defined in Section 422 of the Code.

(d) Except as set forth in Sections 2.5(a) and (c), there are not outstanding any subscriptions, options, warrants, rights (including “phantom” stock rights), preemptive rights or other contracts, commitments, understandings, plans or arrangements, including any right of

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conversion or exchange under any outstanding security, instrument or agreement, obligating Target or any of its Subsidiaries to issue or sell any shares of capital stock of Target or any of its Subsidiaries or to grant, extend or enter into any option with respect thereto. Except as set forth in Sections 2.5(a), 2.5(b) or 2.5(c) or as disclosed in Part 2.5(a) or Part 2.5(c) of the Disclosure Schedule, there are no shares of capital stock or other equity securities of Target or any of its Subsidiaries outstanding and no outstanding Equity Rights relating to the capital stock of Target or any of its Subsidiaries. Except as specifically contemplated by this Agreement or as disclosed in Part 2.5(c) of the Disclosure Schedule, no Person has any Contract or Equity Right for the future purchase, subscription or issuance of any securities of Target or any of its Subsidiaries.

(e) Except as set forth in Part 2.5(e) of the Disclosure Schedule, Target does not have outstanding any security subject to any rescission or “put” right or right of first refusal in favor of Target or other Contract that gives Target the right to repurchase or redeem and shares of Target Stock or otherwise subject shares of Target Stock to a risk of forfeiture in favor of Target.

(f) There are no declared or accrued but unpaid dividends with respect to any shares of Target Stock.

(g) There are no preemptive rights or agreements, arrangements or understandings (written or oral) to issue preemptive rights with respect to the issuance or sale of Target Stock created by statute, the Target Charter Documents, or any agreement or other arrangement (written or oral) to which Target is a party or to which it is bound, and there are no agreements, arrangements or understandings (written or oral) to which Target is a party pursuant to which Target has the right to elect to satisfy any Liability by issuing Target Stock or Equity Rights.

(h) Each outstanding Target Stock Option was issued or granted pursuant to the Target Stock Plan and no Target Stock Options were issued or granted outside the Target Stock Plan. True and complete copies of the Target Stock Plan and all forms of agreements and instruments relating to or issued under the Target Stock Plan have been provided to Parent, each Equity Right issued pursuant to the Target Stock Plan was issued on award agreements substantially the same as such forms, and such agreements and instruments have not been amended, modified or supplemented, and there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement such agreements or instruments in any case from the form provided to Parent. Target has not granted any Target Stock Option with an exercise price of less than the fair market value of Target Common Stock on the date the Target Stock Option was granted (as determined reasonably and in good faith by the Target’s Board of Directors).

(i) Target is not a party or subject to any agreement, arrangement or understanding (written or oral), and, to Target’s Knowledge, there is no agreement, arrangement or understanding (written or oral) between or among any Persons, which affects, restricts or relates to voting, giving of any written consent, or dividend right with respect to or the transferability of any shares of Target Stock, including any voting trust agreement or proxy. No debt securities of Target are issued and outstanding.

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(j) There are no loans outstanding on the date hereof from any Target Stockholder to Target.

(k) All of the shares of Target Stock and all the Equity Rights (including Target Stock Options) relating to Target Stock were issued in compliance with all applicable federal, state and foreign securities Legal Requirements.

2.6. Financial Statements.

(a) Target has delivered the unaudited consolidated balance sheets of Target and its Subsidiaries as of December 31, 2012 and the related unaudited consolidated statement of profit and loss and statement of cash flows of Target and its Subsidiaries for the year then ended (collectively, the “Annual Financial Statements”).

(b) Target has delivered to Parent the unaudited consolidated balance sheet of Target and its Subsidiaries (the “Unaudited Balance Sheet”) as of March 31, 2013 (the “Balance Sheet Date”), and the related unaudited consolidated statement of profit and loss and statement of cash flows of Target and its Subsidiaries for the three month period then ended (together with the Annual Financial Statements, the “Target Financial Statements”).

(c) The Target Financial Statements present fairly in all material respects (i) the financial position of Target and its Subsidiaries as of the respective dates thereof and (ii) the results of operations and cash flows of Target and its Subsidiaries for the periods covered thereby. Except as set forth in Part 2.6(c) of the Disclosure Schedule, the Target Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

(d) The books, records and accounts of Target and its Subsidiaries accurately and fairly reflect, in reasonable detail and in all material respects, the transactions in and dispositions of the assets of Target and its Subsidiaries.

2.7. Absence of Changes. Since the Balance Sheet Date, no event has occurred that has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth in Part 2.7 of the Disclosure Schedule, between the Balance Sheet Date and the date of this Agreement:

(a) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets of Target or any its Subsidiaries (whether or not covered by insurance);

(b) Target has not (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(c) Target has not sold or otherwise issued any shares of capital stock or any other securities;

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(d) Target has not amended the Target Charter Documents and has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) Neither Target nor any of its Subsidiaries has purchased or otherwise acquired any material asset from any other Person, except for supplies acquired by Target or any of its Subsidiaries in the Ordinary Course of Business;

(f) Neither Target nor any of its Subsidiaries has leased or licensed any material asset from any other Person;

(g) Neither Target nor any of its Subsidiaries has made any capital expenditure in excess of $25,000 or paid or incurred any other expenses or payments in excess of $25,000;

(h) Neither Target nor any of its Subsidiaries has sold or otherwise transferred, leased or licensed, any material asset to any other Person except for products or programs sold or distributed by Target or any of its Subsidiaries in the Ordinary Course of Business;

(i) Neither Target nor any of its Subsidiaries has written off as uncollectible, or established any extraordinary reserve with respect to, any material account receivable or other Indebtedness;

(j) Neither Target nor any of its Subsidiaries has pledged or hypothecated any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance except for Permitted Encumbrances;

(k) Neither Target nor any of its Subsidiaries has made any loan or advance to any other Person that has not been repaid as of the date hereof;

(l) Neither Target nor any of its Subsidiaries has (i) established, adopted, materially amended or terminated any Target Employee Plan or Target Employee Agreement, or (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(m) Neither Target nor any of its Subsidiaries has entered into, and neither Target nor any of its Subsidiaries nor any of the assets owned or used by Target or any of its Subsidiaries has become bound by, any Material Contract;

(n) No Material Contract by which Target or any of its Subsidiaries or any of the assets owned or used by Target or any of its Subsidiaries is or was bound, or under which Target or any of its Subsidiaries has or had any rights or interest, has been amended or terminated;

(o) Neither Target nor any of its Subsidiaries has forgiven any material debt or otherwise released or waived any material right or claim;

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(p) Neither Target nor any of its Subsidiaries has changed any of its methods of accounting, pricing, investment, financial reporting, inventory, credit or allowance or practices related thereto;

(q) Neither Target nor any of its Subsidiaries has failed to pay or satisfy when due any obligation related to the business equal to or in excess of $10,000 individually or $25,000 in the aggregate, such $25,000 excluding any individual item of $10,000, delayed or postponed the payment of any such liability or taken any other action that would have the effect of delaying or postponing the payment of any such liability, in each case, outside of the Ordinary Course of Business;

(r) There has been no action taken to accelerate the payment date of any accounts receivables of Target or any of its Subsidiaries or to encourage any customers to pay accounts earlier than due;

(s) Neither Target nor any of its Subsidiaries has made or rescinded any material election relating to Taxes or settled or compromised any material Proceeding relating to Taxes, or made any change to any of its methods of reporting income or deductions for Tax purposes (including any adoption of any such new method) from those employed in the preparation of its most recently filed Tax Returns; and

(t) Neither Target nor any of its Subsidiaries has agreed, committed or offered (in writing or otherwise), or attempted, to take any of the actions referred to in clauses “(b)” through “(s)” above.

2.8. [Intentionally omitted.]

2.9. Assets. Equipment, Etc.

(a) Target and each of its Subsidiaries owns, and has valid title to, all assets purported to be owned by it, free and clear of any Encumbrances other than Permitted Encumbrances. Target or its Subsidiaries own or otherwise have the right to use all assets needed to conduct their business as currently conducted.

(b) Part 2.9(b) of the Disclosure Schedule accurately identifies all equipment, furniture, fixtures, improvements and other tangible assets with a fair market value exceeding $5,000 individually owned by Target or any of its Subsidiaries, and accurately sets forth the date of acquisition, original cost and book value of each of said assets. All material items of equipment, furniture, fixtures, improvements and other tangible assets owned by or leased to Target or any of its Subsidiaries are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of Target and its Subsidiaries in the manner in which such business is currently being conducted.

2.10. Real Property. Neither Target nor any of its Subsidiaries owns, nor has ever owned, any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.10 of the Disclosure Schedule.

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2.11. Intellectual Property; Privacy.

(a) Registered IP. Part 2.11(a) of the Disclosure Schedule accurately identifies: (i) each domain name and item of Registered IP in which Target or any of its Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such domain name or item of Registered IP has been registered or filed and the applicable registration or serial number; (iii) any other Person that has an ownership interest in such domain name or item of Registered IP and the nature of such ownership interest; and (iv) each Target Program that embodies, utilizes or is based upon or derived from (or, with respect to Target Programs under development, that is expected to embody, utilize or be based upon or derived from) such domain name or item of Registered IP. Target has provided to Parent complete and accurate copies of all applications and correspondence with any Governmental Authority, and other material documents related to each such domain name and item of Registered IP.

(b) Target Programs. Part 2.11(b) of the Disclosure Schedule identifies the titles of all audiovisual programming owned or licensed by Target or any of its Subsidiaries, including any programming in development or production, or in distribution in any media and on any platform.

(c) Inbound Licenses. Target has made available to Parent copies of each Target Contract pursuant to which any Intellectual Property Right or Intellectual Property is or has been licensed, sold, optioned, assigned, or otherwise conveyed or provided to Target or any of its Subsidiaries (other than (A) agreements between Target or any of its Subsidiaries and their employees on Target or such Subsidiaries’ standard form thereof, which form has been provided to Parent in accordance with Section 2.11(f), and (B) non-exclusive licenses to third-party software, content or other Intellectual Property that: (1) is not incorporated into, or used in the development, production, marketing, promotion, distribution, syndication, exploitation, licensing, or support of, any Target Program and that is not otherwise material to the business of, or research or development by, Target or any of its Subsidiaries, (2) is solely for the internal use of Target or any of its Subsidiaries, and (3) is generally available on standard terms for less than $10,000). No Contract made available under this Section 2.11(c) imposes any ongoing material financial obligation on Target, any of its Subsidiaries or any successor entity, and the consummation of the Merger will not result in the imposition of any financial obligation on Target, any of its Subsidiaries or the Surviving Corporation pursuant to any such Contract.

(d) Outbound Licenses. Part 2.11(d) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, or option to, any Target IP. Except as set forth in Part 2.11(d) of the Disclosure Schedule, neither Target nor any of its Subsidiaries is bound by, and no Target IP is subject to, any Contract containing any covenant or other provision that (i) limits or restricts the ability of Target or any of its Subsidiaries to use, exploit, assert, or enforce any Target IP anywhere in the world in any manner, or (ii) obligates Target or any of its Subsidiaries to license any Target IP, or would cause Parent to be required to license, any Parent Intellectual Property Rights, to any Person.

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(e) Royalty Obligations. There are no royalties, fees, commissions or other amounts payable by Target or any of its Subsidiaries to any Person (other than salaries paid to employees by Target or any of its Subsidiaries in accordance with the standard form of employee agreement of Target or such Subsidiary, which form has been provided to Parent in accordance with Section 2.11(f)) upon or for the development, production, marketing, promotion, distribution, licensing, sale or other exploitation of any Target Program or the use of any Target IP. Without limiting the generality of the foregoing, with respect to the Target IP, Target has timely paid (or has accrued as a current liability on its financial statements in accordance with GAAP) or performed, as applicable, the following: (i) all amounts due and payable by or on behalf of such parties, if any, under all applicable collective bargaining agreements with any union or guild or any other similar contract by reason of any past or current exhibitions or exploitations or any so-called “separation of rights” or similar provisions in any of the foregoing contracts; and (ii) all non-monetary obligations required to be performed or fulfilled by Target.

(f) Standard Form IP Agreements. Target has made available to Parent a complete and accurate copy of each standard form of Target IP Contract used by Target or any of its Subsidiaries at any time, including each standard form (if one exists) of: (i) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (ii) professional services, outsourced development, consulting, work-made-for-hire, independent contractor or other agreement (including so-called “talent” agreements for the provision of services relating to any Target Program) containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iii) end user license agreement or “terms of service” or “terms of use” agreement; (iv) developer agreement and (v) distributor, reseller, or publisher agreement. Part 2.11(f) of the Disclosure Schedule accurately identifies each Target IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Parent, including any agreement with an employee, consultant, or independent contractor in which the employee, consultant, or independent contractor expressly reserved or retained rights in any Intellectual Property or Intellectual Property Rights incorporated into or used in connection with any Target Program or otherwise related to the business of, or research or development by, Target or any of its Subsidiaries.

(g) Ownership Free and Clear. Target or its Subsidiaries exclusively own all rights, title and interest to and in Target IP (other than Intellectual Property or Intellectual Property Rights exclusively licensed to Target or any of its Subsidiaries) free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the generality of the foregoing:

(i) Perfection of Rights. All documents and instruments necessary to establish, perfect, and maintain the rights of Target or any of its Subsidiaries in Target IP and any domain names used by Target or any of its Subsidiaries in their business as currently conducted have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Employees and Contractors. Target and each of its Subsidiaries has taken commercially reasonable steps to protect, register and maintain the Target IP. Each Person who is or was an employee or contractor of Target or any of its Subsidiaries and who is

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or was involved in the creation or development of any or Target IP has signed a valid, enforceable agreement containing an irrevocable assignment (such as a certificate of authorship, a certificate of results and proceeds, or, if effective under applicable Legal Requirements, a work-made-for-hire provision) to Target or such Subsidiary of Intellectual Property Rights pertaining to such Target IP and confidentiality provisions protecting such Target IP. No current or former stockholder, officer, director, or employee of Target or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Target IP. To Target’s Knowledge, no employee or contractor of Target or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Target or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality.

(iii) Government Rights. No funding, facilities, or personnel of any Governmental Authority or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Target IP.

(iv) Protection of Proprietary Information. Target and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information belonging to or held by Target or such Subsidiary, or purported to be held by Target or such Subsidiary as a trade secret.

(v) Standards Bodies, Consortiums and Open Source Organizations. Neither Target nor any of its Subsidiaries is, nor has never been, a member or promoter of, or a contributor to, any industry standards body, consortium or open source organization or similar organization that requires or obligates Target or such Subsidiary to grant or offer to any other Person any license or right to any Target IP or covenant not to sue another Person based upon the Target IP.

(vi) Sufficiency. Target and its Subsidiaries own or otherwise have valid and enforceable rights, licenses or permissions to all Intellectual Property Rights, including the Target IP, needed to conduct the business of Target and its Subsidiaries as currently conducted.

(h) Valid and Enforceable.

(i) Misuse and Inequitable Conduct. Neither Target nor any of its Subsidiaries has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP.

(ii) Trademarks. No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Target or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in the abandonment of any trademark (whether registered or unregistered) owned, used, or applied for by Target or any of its Subsidiaries. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Target or any of its Subsidiaries has or purports to have an ownership interest has been impaired.

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(iii) Legal Requirements and Deadlines. All filings, payments, and other actions required to be made or taken to maintain in full force and effect each item of Target IP that is Registered IP and is material to the business of Target and its Subsidiaries have been made by the applicable deadline. No application for a patent or a copyright or trademark registration or any other type of Registered IP, in any case that is material to the business of Target and its Subsidiaries, filed by or on behalf of Target or any of its Subsidiaries has been abandoned, allowed to lapse or rejected. All renewal payments for the registration of domain names identified in Part 2.11(a) of the Disclosure Schedule that must be made on or before the date that is 60 days after the date of this Agreement in order to maintain each such domain name have been paid. Part 2.11(h)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain each such item of Target IP in full force and effect.

(iv) Interference Proceedings and Similar Claims. No interference, opposition, reissue, reexamination, or other Proceeding of any nature is or has been pending or, to Target’s Knowledge, threatened, in which the scope, validity, or enforceability of any Target IP is being, has been, or could reasonably be expected to be contested or challenged.

(i) Third-Party Infringement of Target IP. To Target’s Knowledge, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Target IP. Part 2.11(i) of the Disclosure Schedule accurately identifies (and Target has provided to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to Target, any of its Subsidiaries or any Representative of Target regarding any actual, alleged, or suspected infringement or misappropriation of any Target IP, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(j) No Infringement of Third Party IP Rights. Neither Target nor any of its Subsidiaries has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person or engaged in unfair competition. Without limiting the generality of the foregoing:

(i) Infringement by Target Program or Target IP. No Target Program, and no method or process used in the development, production, marketing, promotion, distribution, licensing sale or other exploitation of any Target Program, and no Target IP, has ever infringed, violated or otherwise made unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person, or constitutes a libel, slander or other defamation of any Person in a manner which would, or which would reasonably be expected to, materially and adversely affect Target or violates the rights of privacy or publicity or violates any “moral rights of authors” or any Person.

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(ii) Infringement Claims. No infringement, misappropriation, or similar claim or Proceeding is pending or, to Target’s Knowledge, has been threatened against Target or any of its Subsidiaries or against any Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by Target or any of its Subsidiaries with respect to such claim or Proceeding. Neither Target nor any of its Subsidiaries has ever received any written notice or other written communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation by Target or any of its Subsidiaries, or any of their employees or agents, or any Target Program, of any Intellectual Property Rights of another Person, including any letter or other communication suggesting that Target or any of its Subsidiaries is or was required to obtain a license to any Intellectual Property Right of another Person.

(iii) Other Infringement Liability. Neither Target nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential claim of Intellectual Property Right infringement, misappropriation, or similar claim (other than indemnification provisions in the standard forms of Target IP Contracts of Target or its Subsidiaries which forms have been provided to Parent in accordance with Section 2.11(f)).

(iv) Infringement Claims Affecting In-Licensed IP. No claim or Proceeding involving any Intellectual Property or Intellectual Property Right licensed to Target or any of its Subsidiaries is pending or, to Target’s Knowledge, has been threatened, except for any such claim or Proceeding that, if adversely determined, would not adversely affect (a) the use or exploitation of such Intellectual Property or Intellectual Property Right by Target or any of its Subsidiaries, or (b) the development, production, marketing, promoting, distribution, syndication, licensing or sale of any Target Program.

(k) Harmful Code. No Target Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any similar mechanism or device, or any other code designed or intended to have, or intended to be capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) collecting, damaging or destroying any information, data or file, in each case, without the user’s consent.

(l) Source Code. Other than Open Source Code, no portion of any Source Code for any Target Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Target or any of its Subsidiaries. Other than Open Source Code, neither Target nor any of its Subsidiaries has a duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the Source Code for any Target Software to any escrow agent or other Person.

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(m) Open Source.

(i) Part 2.11(m)(i) of the Disclosure Schedule accurately identifies and describes (A) each item of Open Source Code that is contained in, distributed with, or used in the development of Target Software or from which any part of any Target Software is derived, (B) the applicable license terms for each such item of Open Source Code, (C) Target Software to which each such item of Open Source Code relates, and (D) whether the Open Source Code is used, modified and/or distributed by Target or any of its Subsidiaries. Target and each of its Subsidiaries has complied with all of the terms and conditions of the license for each such item of Open Source Code, including all requirements pertaining to attribution and copyright notices.

(ii) No Target Software contains, is derived from, is distributed with, or is being or was developed using Open Source Code that is licensed under any terms that (A) impose or could impose a requirement or condition as a condition of use, modification and/or distribution of such Open Source Code that the Target Software or any part thereof (1) be disclosed, licensed or distributed in Source Code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (B) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of Target or any of its Subsidiaries to use or distribute any Target Software.

(n) Part 2.11(n) of the Disclosure Schedule identifies and describes each Target Database containing (in whole or in part) Personal Data that is processed, stored, accessed, transferred, or maintained by or for Target or any of its Subsidiaries at any time, the third parties, including online advertisers and online analytics service providers, who conduct tracking of individuals on Target’s Website or on behalf of Target or any of its Subsidiaries anywhere, the types of Personal Data collected by such third parties and collected and/or stored by Target or any of its Subsidiaries in each Target Database, the privacy and security policies and practices that have been adopted and maintained with respect to each Target Database, the types of marketing and advertising activities Target or any of its Subsidiaries has engaged in using Personal Data, the names of third parties with whom Target or any of its Subsidiaries has shared Personal Data and the types of Personal Data shared, any breaches, and any Privacy Incidents or Privacy Claims, as defined below including dates and parties involved.

(o) Privacy.

(i) Target and each of its Subsidiaries has complied at all times in all material respects with all Legal Requirements pertaining to privacy or security of such data or information, including any and all applicable privacy and data security laws, rules, and regulations, including without limitation, the Children’s Online Privacy Protection Act and the Video Privacy Protection Act and all contractual privacy and security standards and obligations to which Target has agreed. Target has never received any notice from the Office of the Attorney General of the State of California or any other Governmental Authority regarding noncompliance with the California Online Privacy Protection Act or any similar Legal Requirement.

(ii) Neither Target nor any of its Subsidiaries has directed any online services to children under the age of 13. To Target’s Knowledge, neither Target nor any of its Subsidiaries has collected any information from children under the age of 13 nor does any information in Target Databases contain information from children under the age of 13.

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(iii) Neither Target nor any of its Subsidiaries has shared, transferred or disclosed any video viewing history of individuals, with any third parties.

(iv) Target and each of its Subsidiaries has obtained all necessary authorizations, consents, and model releases from individuals who are the subjects of images, video recordings, or voice recordings displayed or distributed by Target or such Subsidiaries.

(v) No Data Breach or actual or alleged violation of privacy of any individual or any improper use, access, or disclosure of any Personal Data or any other data or information in Target Databases, has occurred or is occurring or has been or is threatened against Target or any of its Subsidiaries (collectively, “Privacy Incident”). To Target’s Knowledge, no investigation or inquiry, complaint, or claims relating to the information privacy or data security practices (including collection, transfer, access, disclosure, retention, deletion, storage, processing, or use) of Target or any of its Subsidiaries or any Privacy Incident have been made or reported by, or is being, or has been, conducted by, any consumer, Governmental Authority, consumer advocacy groups, industry or trade organizations, privacy seal or certification programs, privacy groups, members of media, or bloggers (collectively “Privacy Claims”).

(vi) There has been no alleged, suspected, or confirmed data security breach, including any unauthorized access, disclosure, use, modification, corruption, loss, or theft of any Personal Data, Target Databases, or computer equipment, systems or networks of Target or any of its Subsidiaries (“Data Breach”). Target and each of its Subsidiaries uses commercially reasonable efforts to protect the confidentiality, integrity, and security of Personal Data, Target Databases, its servers, systems, sites, circuits, networks, and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, in material conformance with applicable industry practices.

(p) Effect of this Transaction. Neither the execution, delivery or performance of this Agreement (or any of the ancillary agreements) nor the consummation of the Merger or any of the other transactions contemplated hereby (or by any of the ancillary agreements) will, with or without notice or lapse of time, result in, or give any Person the right or option to cause or declare, nor will disclosure by Target to Parent or Parent’s possession or use in a manner consistent with Target and each of its Subsidiaries’ use prior to the consummation of the Merger of any Personal Data or any other data or information in Target Databases, result in any violation of any Legal Requirement pertaining to privacy, data security, or Personal Data.

(q) Arrangements, Agreements, Terms of Service, etc. Target and each of its Subsidiaries and each Target Program is and always has been in compliance in all material respects with all arrangements, agreements, “terms of service,” “terms of use,” or similar arrangements related to the operation of the business of Target and its Subsidiaries, including but not limited to arrangements relating to the platforms on which the Target Programs are currently utilized. To Target’s Knowledge, there has been no breach of any “terms of service” or “terms of use” agreement of Target or any of its Subsidiaries by any user that would be reasonably likely to have a Material Adverse Effect.

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(r) Subsequent Production Rights. Target owns or is licensed the exclusive (i) rights to develop, produce, license, commission, exhibit and exploit productions that are derivative of the Target IP (including sequels, remakes, prequels and spinoffs, and productions produced for any other audio, visual or audio-visual media) regardless of form (e.g., theatrical, made-for-cable and episodic television), (ii) rights to exploit theme park rights and live stage productions, and (iii) Ancillary and Subsidiary Rights in connection with each of the foregoing, in each case worldwide and for the applicable term of copyright. For purposes of this Agreement, “Ancillary and Subsidiary Rights” means the right to exploit the following ancillary and subsidiary rights (in any form or manner) to a given property: merchandising rights, character licensing rights, commercial tie-in rights, print publishing rights, electronic publishing rights, soundtrack rights, music publishing rights, music performance rights and clip rights.

(s) Existing Title Rights. Target owns or is licensed the exclusive (i) rights to license, exhibit and exploit each of the titles of the Target Programs in all mediums, and (ii) Ancillary and Subsidiary Rights in connection with any of the foregoing, in each case worldwide and for the applicable term of copyright.

(t) Music Rights. All of the music rights contained in each Target Program are (i) controlled by American Society of Composers, Authors and Publishers, Broadcast Music Inc., SESAC or other applicable music performing rights organization; (ii) in the public domain throughout the world; (iii) duly licensed or otherwise owned by Target with sufficient rights to permit its public performance in connection with the exploitation of such Target Program; or (iv) used by Target in a manner consistent with industry practice, which use has not resulted in or give rise to a claim by a third party of illegal or unauthorized use by Target.

2.12. Contracts.

(a) Part 2.12(a) of the Disclosure Schedule identifies each of the following Target Contracts (collectively, the “Material Contracts” and each a “Material Contract”):

(i) all limited liability company agreements or operating agreements of Target’s Subsidiaries;

(ii) all material rights, acquisition, development, production, license, distribution, advertising, promotion, sponsorship and revenue-sharing agreements to which Target or any of its Subsidiaries is or was a party in the last three years;

(iii) [intentionally omitted;]

(iv) all contracts or agreements between Target or any of its Subsidiaries and any of their directors, officers or stockholders, other than the Target Employee Plans and Target Employee Agreements identified in Part 2.18(a) of the Disclosure Schedule;

(v) all brokers’ or finders’ agreements;

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(vi) all contracts providing for indemnification by Target or any of its Subsidiaries of any Person, except for any such contract that is entered into in the Ordinary Course of Business or has been made available to Parent;

(vii) all contracts with change of control provisions or other provisions triggered by the transactions contemplated by this Agreement;

(viii) all contracts placing any obligations, limitations, or restrictions on use, disclosure or transfer of Personal Data; and

(ix) any and all other material contracts or understandings that involve payments of $50,000 or more.

(b) Target has delivered to Parent accurate and complete copies of all Material Contracts identified in Part 2.12(a) of the Disclosure Schedule, including all amendments thereto.

(c) Each Material Contract is in full force and effect, and is enforceable against Target or the applicable Subsidiary in accordance with its terms, and to Target’s Knowledge, against each counterparty thereto. Neither Target nor any of its Subsidiaries has violated or breached in any material way, and to Target’s Knowledge, no other Person has violated or breached in any material way, or declared or committed any material default under, any Material Contract. To Target’s Knowledge, no event has occurred, and no circumstance or condition exists, that could reasonably be expected to (with or without notice or lapse of time) (i) result in a material violation or material breach of any of the provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Material Contract.

(d) Neither Target nor any of its Subsidiaries has received any written notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract.

(e) Neither Target nor any of its Subsidiaries has waived any of its material rights under any Material Contract.

(f) Neither Target nor any of its Subsidiaries has ever guaranteed or otherwise agreed to cause, insure or become liable for, and has never pledged any of its assets to secure, the performance or payment of any obligation or other Liability of any Person other than Target or any of its Subsidiaries.

(g) Neither Target nor any of its Subsidiaries is a party to or bound by (A) any joint venture agreement, partnership agreement, profit-sharing agreement, cost-sharing agreement, loss-sharing agreement or similar Contract, or (B) any Contract that creates or grants to any Person, or provides for the creation or grant of, any stock appreciation right, phantom stock right or similar right or interest.

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2.13. Liabilities. Neither Target nor any of its Subsidiaries has Liabilities of the type required to be reflected on a balance sheet or otherwise disclosed in accompanying footnotes prepared in accordance with GAAP, except for: (i) liabilities identified on the Unaudited Balance Sheet; (ii) accounts payable incurred by Target and its Subsidiaries in the Ordinary Course of Business since the Balance Sheet Date; (iii) the obligations of Target and its Subsidiaries under the Contracts listed in Part 2.12 of the Disclosure Schedule, to the extent that the existence of such obligations is ascertainable solely by reference to such Contracts; and (iv) as set forth in Part 2.13 of the Disclosure Schedule.

(a) Neither Target nor any of its Subsidiaries has Indebtedness.

(b) Neither Target nor any of its Subsidiaries has Insider Receivables.

(c) Neither Target nor any of its Subsidiaries has ever effected or otherwise been involved in any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended). Without limiting the generality of the foregoing, neither Target nor any of its Subsidiaries has ever guaranteed any debt or other obligation of any other Person.

2.14. Compliance With Legal Requirements. Target and each of its Subsidiaries are and at all times have been in compliance in all material respects with all applicable Legal Requirements. Neither Target nor any of its Subsidiaries has ever received, at any time, any written notice or other written communication from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any Legal Requirement.

2.15. Governmental Authorizations. Target and its Subsidiaries hold all Governmental Authorizations that are necessary to enable Target and its Subsidiaries to conduct their business in the manner in which their business is currently being conducted, and all of such authorizations are valid, enforceable and in full force and effect, in each case except as would not reasonably be expected to have a Material Adverse Effect. Target and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with the terms and requirements of all such Governmental Authorizations. Neither Target nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Authority regarding (a) any actual or possible material violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

2.16. Tax Matters.

(a) All Tax Returns required to be filed by or with respect to Target or any of its Subsidiaries under applicable Legal Requirements have been duly prepared and timely filed. All such Tax Returns are correct and complete in all material respects and prepared in all material respects in compliance with all applicable Legal Requirements. All Taxes due and owing by Target or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid. Neither Target nor any of its Subsidiaries is currently the beneficiary of

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any extension of time within which to file any Tax Return, and no such extension is pending or has been requested. No claim has ever been made by an authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or such Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Target or any of its Subsidiaries has timely withheld all Taxes required to have been withheld in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and, to the extent due and payable, has timely paid such Taxes to the appropriate Governmental Authority in accordance with applicable Legal Requirements.

(c) No deficiencies for any Taxes have ever been proposed, asserted, threatened or assessed by any Governmental Authority with respect to Target or any of its Subsidiaries. The Tax Returns of Target or any of its Subsidiaries have never been audited by any Governmental Authority and no Proceedings are pending or being conducted or have been threatened with respect to Taxes of Target or any of its Subsidiaries.

(d) Target has made available to Parent correct and complete copies of all federal and applicable state income Tax Returns and other material Tax Returns filed by or with respect to Target or any of its Subsidiaries, and examination reports, and statements of deficiencies assessed against or agreed to by Target or any of its Subsidiaries.

(e) Neither Target nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that is still in effect, and no such waiver or extension has been requested. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes of Target or any of its Subsidiaries.

(f) Neither Target nor any of its Subsidiaries is a United States real property holding corporation within the meaning of section 897(c)(2) of the Code. Neither Target nor any of its Subsidiaries is a party to or bound by any agreement or arrangement with respect to the sharing, indemnification or allocation of Taxes. Neither Target nor any of its Subsidiaries has nor has had any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, and has never been a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes other than any such group which currently exists with its current members. Neither Target nor any of its Subsidiaries has engaged or participated (within the meaning of Treasury Regulation Section 1.6011-4(c)) in any transaction that is a “reportable transaction” (within the meaning of Treasury Regulation Section 1.6011-4(b)), a “tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or any other transaction requiring disclosure under analogous provisions (pertaining to potentially abusive transactions) of state, local or non-U.S. Tax law. There are no Encumbrances on any of the assets of Target or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax other than Permitted Encumbrances. Neither Target nor any of its Subsidiaries holds any interest in any joint venture, partnership, or other Contract that constitutes a partnership for federal, state, local or foreign income Tax purposes.

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(g) The unpaid Taxes of Target and its Subsidiaries (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Balance Sheet, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Target and its Subsidiaries in filing its Tax Returns. Since the Balance Sheet Date, neither Target nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, determined in accordance with GAAP, outside the Ordinary Course of Business, other than as may be contemplated by this Agreement.

(h) Neither Target nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code; or (vi) any other transaction occurring on or before the Closing Date. Neither Target nor any of its Subsidiaries has agreed to, nor is required to make, any adjustment under Section 481(a) of the Code. Neither Target nor any of its Subsidiaries has executed or entered into any closing agreement pursuant to Section 7121 of the Code or any similar Legal Requirement and is not the subject of any private letter (pending or otherwise) ruling of the Internal Revenue Service (the “IRS”) or other comparable Governmental Authority.

(i) No stockholder of Target holds Target Stock that is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code that would be taxable pursuant to Section 83(a) of the Code with respect to which Target has not received from such stockholder a copy of a valid election under Section 83(b) of the Code, and, to Target’s Knowledge, such elections were validly and timely filed with the IRS.

(j) Neither Target nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(k) Neither Target nor any of its Subsidiaries has made any payments, or is obligated to make any payments, that, individually or collectively, would not be deductible by reason of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. law) or could give rise to any excise tax under Section 4999 of the Code, other than any such payment for which stockholder approval satisfying the requirements of Section 280G(b)(5) of the Code shall have been obtained prior to the Closing. For purposes of this subsection “(k),” the term “payment” shall include (without limitation) any forgiveness of indebtedness, any acceleration of vesting, distribution or increase in benefits, or any obligation to fund benefits.

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(l) With respect to each Target Employee Plan or Target Employee Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan at all times has been operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any tax, interest or penalty thereunder; (ii) the document or documents that evidence each such plan have conformed to the provisions of Section 409A of the Code at all times and the final regulations under Section 409A of the Code at all times such regulations were in effect; and (iii) as to any such plan in existence prior to the effectiveness of Section 409A of the Code and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. No Target Stock Option (whether currently outstanding or previously exercised) is, has been or could be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code. Neither Target nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Persons for the interest or additional tax set forth under Section 409(A)(1)(B) of the Code or for any tax under Section 280G or Section 4999 of the Code (or any corresponding provision of state, local or non-U.S. law).

2.17. Employee and Labor Matters.

(a) Part 2.17(a) of the Disclosure Schedule accurately sets forth, with respect to each employee of Target and each of its Subsidiaries (including any employee of Target or any of its Subsidiaries who is on a leave of absence or on layoff status): (i) the name of such employee, (ii) date of hire, (iii) title or job description, (iv) status as active or non-active employee, and length of absence for any employee on a leave of absence status, (v) status as an exempt or non-exempt employee under applicable Legal Requirements; (vi) status as a U.S. citizen or lawful permanent resident, (vii) accrued vacation, sick leave or paid time off, (viii) annual base salary or wages for 2012, (ix) any commissions, bonuses, material fringe benefits, profit-sharing payments and other payments or benefits of any type received by such employee from Target or any of its Subsidiaries with respect to services performed in 2012, and (x) any target bonus for 2013 (or such other bonus period currently in progress).

(b) The employment of each current Target Employee is terminable by Target or one of its Subsidiaries at will, and the employment of each such employee can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to wages accrued before the termination. Target has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other similar materials relating to the employment of the current and former employees of Target and its Subsidiaries.

(c) Except as set forth in Part 2.17(c) of the Disclosure Schedule, to Target’s Knowledge, (i) no employee of Target or any of its Subsidiaries intends to terminate his employment with Target or such Subsidiary; (ii) no employee of Target or any of its Subsidiaries has received an offer to join a business that may be competitive with Target’s business; and (iii) no employee of Target or any of its Subsidiaries is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of Target or such Subsidiary; or (B) the business or operations of Target or such Subsidiary.

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(d) Neither Target nor any of its Subsidiaries is a party to or bound by, nor has ever been a party to or bound by, any union contract, collective bargaining agreement or similar Contract. To Target’s Knowledge, no labor unions or other organizations have filed a petition with the National Labor Relations Board or any other Governmental Authority seeking certification as the collective bargaining representative of any employee of Target or any of its Subsidiaries, and to Target’s Knowledge, no labor union or organization is engaged in any organizing activity with respect to any Target Employee.

(e) There are no Proceedings, labor disputes or grievances pending or, to Target’s Knowledge, threatened relating to any labor, safety or discrimination matters involving any Target Employee, including, without limitation, charges of unfair labor practices or discrimination.

(f) Target and each of its Subsidiaries: (i) are, and at all times have been, in full compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Target Employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law; (ii) have withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Target Employees; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with the Legal Requirements applicable of the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for Target Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(g) Part 2.17(g) of the Disclosure Schedule accurately sets forth, with respect to each independent contractor of Target or any of its Subsidiaries other than talent, producers, editors, production assistants, interns and other production staff engaged in the Ordinary Course of Business pursuant to agreements copies of which have been made available to Parent: (i) the name of such independent contractor, (ii) the date as of which such independent contractor was originally hired by Target or such Subsidiary, (iii) a description of such independent contractor duties and responsibilities, and (iv) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from Target or such Subsidiary with respect to services performed in 2011, 2012 and through the date of this Agreement.

(h) None of the current or former independent contractors of Target or any of its Subsidiaries could be reclassified as an employee. There are not, and at no time have there been, any independent contractors who have provided services to Target or any of its Subsidiaries for a period of six consecutive months or longer, or who have ever provided services to Target or any of its Subsidiaries as an employee. Neither Target nor any of its Subsidiaries has ever had any temporary or leased employees. No independent contractor of

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Target or any of its Subsidiaries is eligible to participate in any Target Employee Plan other than the Target Stock Plan. Target’s and its Subsidiaries’ relationships with all individuals who act as independent contractors can be terminated at any time for any reason upon no more than thirty (30) days written notice without amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination.

2.18. Employee Benefit Plans and Compensation.

(a) Part 2.18(a) of the Disclosure Schedule contains a true and complete list of each Target Employee Plan and each Target Employee Agreement. Except as set forth in Part 2.18(a) of the Disclosure Schedule, neither Target nor any of its Subsidiaries has established any Target Employee Plan or Target Employee Agreement, and neither Target nor any of its Subsidiaries intends nor has committed to establish or enter into any new Target Employee Plan or Target Employee Agreement.

(b) Target has delivered the following documents to Parent with respect to each Target Employee Plan and each Target Employee Agreement: (i) correct and complete copies of all documents embodying such Target Employee Plan or Target Employee Agreement, including (without limitation) all amendments thereto, and all related trust documents, (ii) a written description of any Target Employee Plan or Target Employee Agreement that is not set forth in a written document, (iii) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (iv) the three most recent annual actuarial valuations, if any, (v) all IRS or Department of Labor determination, opinion, notification and advisory letters, (vi) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, (vii) all material correspondence to or from any Governmental Authority received in the last three years, (viii) all discrimination tests for the most recent three plan years, and (ix) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c) Each Target Employee Plan and each Target Employee Agreement has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all Legal Requirements, including (without limitation) ERISA and the Code, which are applicable to such Target Employee Plan or Target Employee Agreement. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Target Employee Plans have been timely made or accrued. Each Target Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and nothing has occurred since the date of such letter covering such Target Employee Plan that would adversely affect such favorable determination.

(d) No plan currently or ever in the past maintained, sponsored, contributed to or required to be contributed to by Target or any of its current or former ERISA Affiliates is or

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ever in the past was (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a plan described in Section 413 of the Code, (iii) a plan subject to Title IV of ERISA, (iv) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The term “ERISA Affiliate” means any Person that, together with Target, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(e) No Proceeding (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or threatened against or with respect to any Target Employee Plan or its assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Target Employee Plan). There are no audits, inquiries or proceedings pending or threatened by the IRS, Department of Labor, or other Governmental Authority with respect to any Target Employee Plan. No “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Target Employee Plan.

(f) No Target Employee Plan or Target Employee Agreement provides, or reflects or represents any liability to provide, benefits (including, without limitation, death or medical benefits), whether or not insured, with respect to any former or current employee, or any spouse or dependent of any such employee, beyond the employee’s retirement or other termination of employment with Target other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or similar law.

(g) Except as set forth in Part 2.18(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the transactions contemplated herein (either alone or in combination with any other event) will (i) result in any payment becoming due to any Target Employee under any Target Employee Plan or Target Employee Agreement, (ii) increase any benefits under any Target Employee Plan or Target Employee Agreement; or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit under any Target Employee Plan or Target Employee Agreement.

(h) No Target Employee Plan or Target Employee Agreement is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

2.19. Environmental Matters. Target and each of its Subsidiaries are and at all times have been in compliance in all material respects with all applicable Environmental Laws (as defined below), which compliance includes the possession by Target or its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. To the Knowledge of Target, no current or prior owner of any property leased or controlled by Target or any of its Subsidiaries has received any notice or other communication (in writing or otherwise), whether from a Government Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Target is not in compliance with any Environmental Law. For purposes of this Section 2.19: (i) “Environmental Law” means any Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions,

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discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

2.20. Insurance. Part 2.20 of the Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of Target or any of its Subsidiaries and identifies any material claims made thereunder, and Target has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.20 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.20 of the Disclosure Schedule is in full force and effect. Neither Target nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy (b) refusal of any coverage or rejection of any claim under any insurance policy or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Target and its Subsidiaries maintain all insurance policies required to be maintained by them pursuant to any Material Contract in the amounts and on the terms required by such Contracts.

2.21. Related Party Transactions. No Related Party:

(a) has any direct or indirect interest in any asset used in or otherwise relating to the business of Target or any of its Subsidiaries, except in its capacity as a direct or indirect stockholder of Target;

(b) is indebted to Target or any of its Subsidiaries;

(c) is a party to, or has any direct or indirect financial interest in, any Contract, transaction or business dealing involving Target or any of its Subsidiaries, except for Target Employee Agreements, standard proprietary information and invention agreements, agreements related to Target Stock Options, and agreements relating to the sale and issuance of Target Stock to such Related Party or its Affiliates;

(d) is competing, directly or indirectly, with Target or any of its Subsidiaries in any market served by Target or such Subsidiaries; and

(e) has any claim or right, and no event has occurred and no condition or circumstance exists that would (with or without notice or lapse of time) reasonably be expected to directly or indirectly give rise to or serve as a basis for any claim or right in favor of any Related Party, against Target or any of its Subsidiaries, except pursuant to Target Employee Agreements, agreements related to Target Stock Options, and agreements relating to the sale and issuance of Target Stock to such Related Party or its Affiliates.

2.22. Proceedings; Orders.

(a) Except as set forth in Part 2.22(a) of the Disclosure Schedule, there is no pending Proceeding, and to Target’s Knowledge, no Person has threatened to commence any Proceeding against Target or any of its Subsidiaries, that: (i) involves Target or any of its

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Subsidiaries or any of the assets owned or used by Target or any of its Subsidiaries (whether or not Target or such Subsidiary is named as a party thereto); or (ii) challenges, or that would be reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger. No Proceeding has ever been commenced by or, to Target’s Knowledge, against Target or any of its Subsidiaries. There is no Order to which Target or any of its Subsidiaries, or any of the assets owned or used by Target or any of its Subsidiaries, is subject.

(b) To Target’s Knowledge, no officer or employee of Target or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Target and its Subsidiaries.

(c) To Target’s Knowledge, there is no proposed Order that, if issued or otherwise put into effect, (i) would reasonably be expected to have a Material Adverse Effect, or (ii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger.

2.23. Required Vote. The affirmative vote of: (i) the holders of a majority of the shares of Target Stock (voting together as a single class on an as-converted basis); and (ii) the holders of a majority of the shares of Target Preferred Stock (voting as a separate class) are the only votes of the holders of any class or series of Target Stock necessary to adopt this Agreement and approve the other transactions contemplated by this Agreement (the votes referred to in this section being referred to as the “Required Merger Stockholder Votes”).

2.24. Brokers. Neither Target nor any of its Subsidiaries has agreed or become obligated to pay any brokerage commission, finder’s fee or similar commission or fee in connection with the Merger.

2.25. Transaction Expenses. All of the Transaction Expenses are set forth in the Merger Consideration Certificate. Neither Target nor any of its Subsidiaries has agreed or become obligated to pay and has not taken any action that might result in any Person claiming to be entitled to receive any Transaction Expense other than as set forth in the Merger Consideration Certificate.

2.26. Full Disclosure.

(a) This Agreement, together with the Disclosure Schedule, does not contain and will not contain any untrue statement of fact nor does the disclosure made by Target in the Disclosure Schedule omit to state any fact necessary to make any of the representations, warranties or other statements or information contained herein or therein not materially misleading.

(b) Target has provided Parent and Parent’s Representatives with access to all of Target’s records and other documents and data requested by Parent.

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SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to Target as follows:

3.1. Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted and to own, lease and operate its assets.

3.2. Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all right, power and authority to enter into and perform its obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub, respectively, and their respective stockholders, boards of directors and officers. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3. No Conflict. Parent is not in violation or default of its certificate of incorporation or its bylaws, as amended to date (the “Parent Charter Documents”). The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not be in conflict with or result in a violation or breach of, with or without the passage of time or the giving of notice or both, the Parent Charter Documents, any resolution adopted by Parent’s Board of Directors or any committee of Parent’s Board of Directors or any Order or Governmental Authorization to which Parent is a party or is subject.

3.4. Proceedings. There is no pending Proceeding, and to Parent’s Knowledge, no Person has threatened to commence any Proceeding against Parent, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger.

3.5. Governmental Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings required under the HSR Act, no Order or Consent of any Governmental Authority or any other Person is required on the part of Parent or Merger Sub in order to enable Parent and Merger sub to execute, deliver and perform its obligations under this Agreement.

SECTION 4. CERTAIN COVENANTS OF TARGET

4.1. Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 8 or the Effective Time (the “Pre-Closing Period”), Target shall and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Target’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Target and its Subsidiaries; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to

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Target and its Subsidiaries, and with such additional financial, operating and other data and information regarding Target and its Subsidiaries, as Parent may reasonably request. During the Pre-Closing Period, Parent may make inquiries of Persons having business relationships with Target and its Subsidiaries (including suppliers, licensors, distributors and customers) and Target shall help facilitate (and shall cooperate fully with Parent in connection with) such inquiries.

4.2. Operation of the Business of Target. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as specifically provided in this Agreement or as required by applicable Legal Requirements, during the Pre-Closing Period, Target shall and shall cause its Subsidiaries to:

(a) conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b) use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with Target or any of its Subsidiaries;

(c) not cancel any of its respective insurance policies identified in Part 2.20 of the Disclosure Schedule;

(d) cause its officers to report to Parent concerning the status of the business of Target in a manner reasonably requested by Parent;

(e) not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(f) not sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) other than the Target Employee Bonus Plan and the agreement referenced in Section 5.7, any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that Target shall be permitted to issue Target Common Stock upon the exercise of Target Stock Options or Target Warrants, or upon the conversion of Target Preferred Stock, in each case outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement); provided, however, that Target may accelerate the vesting of Target Stock Options held by individuals who are not Continuing Employees and that are outstanding as of the date of this Agreement;

(g) not amend or waive any of its rights under: (i) any provision of the Target Stock Plan; (ii) any provision of any agreement evidencing any outstanding Target Stock Option; or (iii) any provision of any restricted stock agreement;

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(h) not amend or permit the adoption of any amendment to the Target Charter Documents, or effect or permit Target to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(i) not form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(j) not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of Target during the Pre-Closing Period, do not exceed $25,000;

(k) not (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any such Contract;

(l) not (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $10,000; (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person; or (iii) waive or relinquish any right, in each case except in the Ordinary Course of Business;

(m) not (i) lend money to any Person (except that Target may make routine travel advances to current employees of Target in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any indebtedness for borrowed money;

(n) not (i) establish, adopt, amend or terminate any Target Employee Plan; (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment; (iii) increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or any other Target Employee; (iv) promote or change the title of any Target Employee (retroactively or otherwise); (v) hire or engage or make an offer to hire or engage any new Target Employee; or (vi) enter into or amend any Target Employee Agreement;

(o) not change any of its methods of accounting or accounting practices in any material respect;

(p) not make or change any Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or comprise a claim, notice, audit report or assessment in respect of Taxes, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(q) not commence or settle any Proceeding;

(r) not accelerate the collection of any accounts receivable or delay the payment of any accounts payable, or otherwise take any other action intended to prevent a reduction in the Merger Consideration; and

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(s) not agree or commit to take any of the actions described in clauses “(e)” through “(r)” above.

4.3. Notification; Updates to Disclosure Schedule.

(a) Notification. During the Pre-Closing Period, Target shall promptly notify Parent in writing of: (i) the discovery by Target of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by Target in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by Target in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Target; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.

(b) Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Target shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. No such supplement, nor any information Parent may otherwise obtain from Target or any other Person (or may have been capable of obtaining), shall be deemed to cure any breach of any representation or warranty made in this Agreement (or any ancillary agreements) or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 6, the compliance by Target with any covenant set forth herein or the indemnification provided for in Sections 9.2 or 9.3.

4.4. No Negotiation. During the Pre-Closing Period, Target shall not, and Target shall not authorize or permit any of its Representatives to: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain, accept or enter into any agreement relating to any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. Target shall promptly (and in any event within 24 hours of receipt thereof) notify Parent in writing of any inquiry, indication of interest, proposal or offer relating to a possible Acquisition Transaction that is received by Target or any Representative of Target during the Pre-Closing Period (including the identity of the Person making or submitting such inquiry, indication of interest, proposal or offer, and the terms thereof).

4.5. Termination of Severance Plans. Target shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any group severance, separation or salary continuation Target

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Employee Plans, programs or arrangements (for the avoidance of doubt excluding any individual Target Employee Agreement) (the “Target Severance Plans”), unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain such Target Severance Plans by providing Target with written notice of such election at least three days before the Effective Time. Unless Parent provides such notice to Target, Parent shall receive from Target, not less than three (3) business days prior to the Effective Time, evidence that Target’s Board of Directors has adopted resolutions to terminate the Severance Plans (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date.

4.6. FIRPTA Matters. At the Closing: Target shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897 - 2(h)(1)(i) of the United States Treasury Regulations (the “FIRPTA Statement”).

4.7. Repayment of Insider Receivables. Prior to the Closing, Target shall cause all outstanding Insider Receivables to be paid in full.

4.8. Communications with Employees. Prior to the Closing Date, Target shall not communicate, and Target shall ensure that no Representative of Target communicates, with any Target Employees regarding post-Closing employment matters (including post-Closing employee benefit plans and compensation) without the prior written approval of Parent.

4.9. Resignation of Officers and Directors. Target shall obtain and deliver to Parent, at or prior to the Closing, the resignation (in form and substance satisfactory to Parent) of each director of Target and the Key Employee from his or her corporate offices (but not his or her employment) with Target, effective as of the Effective Time (or, at the option of Parent, a later time).

4.10. Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing the Merger or the transactions contemplated by this Agreement.

SECTION 5. CERTAIN COVENANTS OF THE PARTIES

5.1. Filings and Consents.

(a) Filings. Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, Target and Parent shall, promptly after the date of this Agreement, prepare and file any notifications required under any applicable antitrust or competition laws or regulations in connection with the Merger. Target and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust

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authority or other Governmental Authority in connection with antitrust or related matters. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and Target each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement, each party shall: (i) cooperate with the other party with respect to any filings made by such party in connection with the Merger; (ii) permit the other party to review (and consider in good faith the views of Parent in connection with) any documents before submitting such documents to any Governmental Authority in connection with the Merger; and (iii) promptly provide the other party with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Authority in connection with the Merger.

(b) Efforts. Subject to Section 5.1(c), Parent and Target shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.1(c), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c) Limitations. Notwithstanding anything to the contrary contained in Section 5.1(b) or elsewhere in this Agreement, no party shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Subsidiaries or Target to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or Target to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Target to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement.

5.2. Stockholder Consent. Target shall use commercially reasonable efforts to obtain, within six hours after the execution and delivery of this Agreement, written consents in favor of the adoption and approval of this Agreement are executed and delivered on behalf of stockholders that hold sufficient Target Stock to provide the Required Merger Stockholder Vote. Target shall ensure that all such written consents are solicited and obtained in full compliance with all applicable Legal Requirements and with the fiduciary duties of Target’s Board of Directors.

5.3. Public Announcements. From and after the date of this Agreement, except as expressly contemplated by this Agreement, Target shall not (and Target shall ensure that none of its Representatives) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Merger or any of the other transactions or documents contemplated by this Agreement, without Parent’s prior written consent. During the Pre-Closing Period, except as expressly contemplated by this Agreement,

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Parent will use all reasonable efforts to consult with Target prior to issuing any press release or making any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement.

5.4. Reasonable Efforts. Prior to the Closing: (a) Target shall use all reasonable efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use all reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

5.5. Employee Benefits. For one year following the Closing, Parent agrees that Target Employees who become employees of Parent or any Subsidiary of Parent as of the Closing (“Continuing Employees”) will be provided salaries and benefits that are at least as favorable to the Continuing Employees, in the aggregate, to those provided by Target and its Subsidiaries immediately prior to Closing or by Parent and its Subsidiaries to their employees following the Closing. In the event that the Continuing Employees become eligible to participate in any benefit plans maintained by Parent or its Subsidiaries, Parent shall cause each Continuing Employee to be credited for his or her documented past employment service with Target and its Subsidiaries for purposes of eligibility and participation under Parent’s 401(k), medical, vision and dental plans (except to the extent such service credit will result in benefit accruals or the duplication of benefits) and for any deductible or co-payment amounts paid under Target’s medical, vision and dental plans in respect of the plan year in which the Closing occurs. Nothing in this Section 5.5 or elsewhere in this Agreement shall (x) constitute or be deemed to be an amendment to any employee benefit plan or arrangement of Parent, or prevent the amendment or termination of any employee benefit plan or arrangement of Parent, or (y) be construed to create a right in any Target Employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent. No employee of Target or any of its Subsidiaries shall be deemed to be a third party beneficiary of this Agreement.

5.6. Target Employee Bonus Plan. Parent acknowledges that Target has adopted the 2013 Transaction Bonus Plan attached as Exhibit C hereto (the “Target Employee Bonus Plan”). At all times following the Closing, Parent shall cause the Surviving Corporation to (i) not amend or terminate the Target Employee Bonus Plan in any respect, except as permitted under the Target Employee Bonus Plan, (ii) make all payments required by the Target Employee Bonus Plan concurrently with the corresponding payments required to be made to the Escrow Participants hereunder and (iii) comply with the terms of the Target Employee Bonus Plan. All payments made by the Surviving Corporation pursuant to the Target Employee Bonus Plan shall be deemed Transaction Expenses hereunder and as a result shall either (w) if made in connection with Closing, reduce the Closing Payment in accordance with Section 1.4(b)(i), (x) if made in connection with the release of the Escrow Fund, be released from the Escrow Fund to the Surviving Corporation for payment to the applicable recipients or (y) if made in connection with the payment of Contingent Consideration, reduce the applicable Net Contingent Payment in accordance with Section 1.9(c).

5.7. Transaction Bonus Agreement. Subject to approval by Target’s stockholders satisfying the requirements of Section 280G(b)(5) of the Code, Parent acknowledges that Target and certain holders of Target Stock intend to enter into a Transaction Bonus Agreement with the party set forth on Schedule 5.7 in substantially the form provided to Parent providing for the

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payment by such holders of Target Stock of a portion of the Merger Consideration to which they are otherwise entitled to such party set forth on Schedule 5.7, in the circumstances, and subject to the conditions, set forth therein. Target and, upon delivery of their respective Letters of Transmittal, such holders of Target Stock, hereby direct Parent to pay or cause to be paid on behalf of such holders of Target Stock all amounts required to be paid to the party set forth on Schedule 5.7 and to deduct such amounts from the portions of the Merger Consideration otherwise payable to such holders of Target Stock hereunder in accordance with such agreement with the party set forth on Schedule 5.7 in the event it is entered into.

5.8. Director and Officer Indemnification and Insurance. From and after the Effective Time, Parent agrees that it will cause the Surviving Corporation to continue to indemnify and hold harmless each present and former director and officer of Target and its Subsidiaries against any Losses incurred in connection with any claim, action, suit or proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Target or its Subsidiary, as the case may be, would have been permitted under its Charter Documents and Legal Requirements in effect on the date hereof to indemnify such director or officer (including the advancing of expenses as incurred to the fullest extent permitted under applicable Legal Requirements), provided that, if required by Legal Requirements, the director or officer to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. For seven (7) years from the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Surviving Corporation’s directors and officers liability insurance policy on terms not materially less favorable than the terms of such existing insurance coverage. Parent and Target shall each bear one-half of the cost associated with obtaining such directors’ and officers’ liability insurance.

5.9. Intellectual Property Assignment. Target shall use best efforts to obtain an assignment of Intellectual Property to Target, in form and substance reasonably satisfactory to Parent, from the parties set forth on Schedule 6.6(b).

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1. Accuracy of Representations. Each of the representations and warranties made by Target in this Agreement shall be accurate in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties: (a) all materiality qualifications contained in such representations and warranties limiting their scope shall be disregarded; and (b) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

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6.2. Performance of Covenants. All of the covenants and obligations that Target and the Stockholders’ Representative are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects and Target shall have provided evidence, reasonably satisfactory to Parent, of such compliance or performance following any request for such evidence by Parent.

6.3. Governmental and Other Consents. All filings with and other Consents of any Governmental Authority required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

6.4. No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no change, event or development shall have occurred or circumstance shall exist that, individually or in combination with any other events or circumstances, has had or could reasonably be expected to have or result in a Material Adverse Effect.

6.5. Stockholder Approval. The adoption of this Agreement shall have been duly approved by the Required Merger Stockholder Votes and by the holders of at least 95% of Target Common Stock and 80% of Target Preferred Stock.

6.6. Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) the Escrow Agreement, duly executed by the Stockholders’ Representative;

(b) An Assignment of Intellectual Property to Target, in form and substance reasonably satisfactory to Parent, duly executed by the parties set forth on Schedule 6.6(b).

(c) a certificate duly executed on behalf of Target by the chief executive officer of Target and containing the representation and warranty of Target that the conditions set forth in Sections 6.1, 6.2 and 6.4, have been duly satisfied;

(d) the Merger Consideration Certificate, duly executed on behalf of Target by the Chief Executive Officer of Target, and documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Certificate;

(e) written resignations required pursuant to Section 4.9;

(f) the Certificate of Merger, duly executed by Target;

(g) a certificate, validly executed by the Secretary of Target, certifying as to (i) the terms and effectiveness of the Target Charter Documents, and (ii) the valid adoption of resolutions of the Board of Directors of Target and the Target stockholders approving and adopting this Agreement, the Merger and the consummation of the transactions contemplated hereby;

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(h) certificates of good standing (or equivalents thereof) from the Secretary of State of the State of Delaware and from each other jurisdiction in which Target is qualified, authorized, registered or licensed to do business as a foreign corporation as to the good standing (or equivalent thereof) of Target in such jurisdiction and payment of all applicable Taxes;

(i) the FIRPTA Statement executed by Target; and

(j) Target’s outside counsel identified on Schedule 6.6(j) shall have executed a written acknowledgment of the terms set forth on such Schedule.

6.7. Employment Agreements, Non-Competition Agreement and Letter Agreements. The Key Employees shall remain employed by Target in their current positions and shall not have indicated their intent to terminate their employment or relationship with Target, and the Key Employees shall have executed and delivered to Parent (i) executed offer letters for employment with Parent, or its designated Affiliate (the “Employment Agreements”), (ii) Non-Competition and Non-Solicitation Agreements, and (iii) the Letter Agreement reflecting certain agreements mutually agreed to by Parent and the Key Employees, in each case in a form mutually agreed to by Parent and the Key Employees as of the date of this Agreement.

6.8. No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.9. No Proceedings. No Governmental Authority and no other Person shall have commenced or threatened to commence any Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement.

6.10. Section 280G Stockholder Approval. Any agreements, contracts or arrangements that may otherwise result, separately or in the aggregate, in a Section 280G Payment shall have been approved by such number of stockholders of Target as is required by the terms of Section 280G of the Code in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable Treasury Regulations under Section 280G of the Code, or, in the absence of such stockholder approval, each Person who would otherwise have been entitled to any such payments or benefits shall have duly executed and delivered to Parent the waiver of such Section 280G Payments in a form reasonably satisfactory to Parent.

6.11. Termination of Certain Agreements. The Key Employees shall have amended and/or terminated those agreements set forth in Schedule 6.11 in a manner reasonably acceptable to Parent.

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SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF TARGET

The obligations of Target to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

7.1. Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties limiting their scope shall be disregarded.

7.2. Performance of Covenants. All of the covenants and obligations that Parent and the Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects and Parent shall have provided evidence, reasonably satisfactory to Target, of such compliance or performance following any request for such evidence by Target.

7.3. Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Stockholder Votes.

7.4. Documents. Target shall have received the following documents: (a) the Escrow Agreement, duly executed by Parent and the Escrow Agent; and (b) a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Section 7.1 and 7.2 have been satisfied.

7.5. No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.6. No Proceedings. No Governmental Authority and no other Person shall have commenced or threatened to commence any Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement.

7.7. Governmental Consents. All filings with and other Consents of any Governmental Authority required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

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SECTION 8. TERMINATION

8.1. Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by Target’s stockholders):

(a) by the mutual written consent of Parent and Target;

(b) by Parent if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on June 1, 2013 (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement or in any other agreement or instrument delivered to Target in connection with the transactions contemplated by this Agreement);

(c) by Target if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on June 1, 2013 (other than as a result of any failure on the part of Target to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent in connection with the transactions contemplated by this Agreement);

(d) by either Parent or Target if: (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Authority that would make consummation of the Merger illegal;

(e) by Parent if, between the date hereof and the Closing, an event or condition occurs that has a Material Adverse Effect;

(f) by Parent if: (i) any of the representations and warranties of Target contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants of Target or the Stockholders’ Representative contained in this Agreement shall have been breached such that the condition set forth in Section 6.1 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of Target as of a date subsequent to the date of this Agreement or a breach of a covenant by Target or the Stockholders’ Representative is curable through the use of reasonable efforts within 30 days after Parent notifies Target or the Stockholders’ Representative in writing of the existence of such inaccuracy or breach (the “Target Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Target Cure Period, provided Target or the Stockholders’ Representative, during the Target Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Target Cure Period);

(g) by Target if: (i) any of Parent’s or Merger Sub’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or

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shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s or Merger Sub’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s or Merger Sub’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent or Merger Sub is curable by Parent or Merger Sub through the use of reasonable efforts within 30 days after Target notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then Target may not terminate this Agreement under this Section 8.1(g) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent and Merger Sub, during the Parent Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Target may not terminate this Agreement pursuant to this Section 8.1(g) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

(h) by Parent if the Required Merger Stockholder Votes are not obtained within one day after the date of this Agreement.

8.2. Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1, Parent shall deliver to Target a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If Target wishes to terminate this Agreement pursuant to Section 8.1, Target shall deliver to Parent a written notice stating that Target is terminating this Agreement and setting forth a brief description of the basis on which Target is terminating this Agreement.

8.3. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) none of Target, the Stockholders’ Representative or Parent shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the parties shall, in all events, remain bound by and continue to be subject to Section 5.3 and the Confidentiality Agreement.

SECTION 9. INDEMNIFICATION

9.1. Survival of Representations and Warranties. The representations and warranties of Target, Parent and Merger Sub contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive until the 18-month anniversary of the Closing Date (the “Survival Date”); provided, however, that (a) the representations and warranties contained in Section 2.1 (Organization and Qualification), Section 2.2 (Authority; Binding Nature of Agreement); Section 2.3(a)(i) (No Conflict with Charter Documents), Section 2.5 (Capital Structure), Section 2.24 (Brokers) and Section 2.25 (Transaction Expenses) (collectively, the “Fundamental Representations”) shall survive indefinitely, (b) the representations and warranties contained in Section 2.16 (Tax Matters) (collectively with the Fundamental Representations, the “Specified Representations”) shall survive until 60 days after the expiration of the applicable statute of limitations, (c) any representation or warranty under which Parent has made a claim in an Officer’s Certificate

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delivered prior to the expiration of the applicable survival period shall survive until final resolution of such claim pursuant to the terms hereof and (d) all covenants shall survive until performed (except Section 4.3, which shall terminate on the Survival Date). The foregoing shall not limit any claim for fraud, intentional misrepresentation or willful breach.

9.2. Indemnification.

(a) Indemnification.

(i) The Escrow Participants (collectively, the “Indemnifying Parties” and each an “Indemnifying Party”) shall severally and pro rata based upon the amount of Merger Consideration payable to such Escrow Participant (as compared with the Merger Consideration payable to all Escrow Participants) indemnify and hold Parent and its officers, directors, employees, stockholders, attorneys, agents and Affiliates, including the Surviving Corporation (collectively, the “Indemnified Parties” and each an “Indemnified Party”), harmless from, against and in respect of, and shall compensate and reimburse the Indemnified Parties for, any and all claims, losses, liabilities, damages, fees, fines, deficiencies, judgments, settlements, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense but excluding punitive or consequential damages (individually, a “Loss” and, collectively, “Losses”), incurred, sustained or accrued by the Indemnified Parties, or any of them, directly or indirectly (whether or not arising from a third party claim), as a result of, arising out of or relating to:

a. any inaccuracy in or breach of any representation or warranty made by Target in this Agreement;

b. any inaccuracy in or breach of any representation or warranty set forth in the Merger Consideration Certificate;

c. any breach of any covenant or obligation of Target in this Agreement;

d. any Taxes subject to indemnification pursuant to Section 9.3; or

e. the exercise by any stockholder of Target of such stockholder’s appraisal rights under Delaware for any amount in excess of what is payable by Parent in accordance with Section 1.4 hereof.

(ii) For the purpose of this Section 9 only, when determining the amount of any Losses incurred as a result of a breach or inaccuracy of a representation or warranty, any representation or warranty given or made by Target that is qualified in scope as to materiality (including “Material Adverse Effect”) shall be deemed to be made or given without such qualification and no effect shall be given to any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement. Such references shall be respected, and shall not be disregarded, for purposes of determining whether there is any inaccuracy in, or whether any of the Parties have breached, any representation, warranty or certificate. The Indemnifying Parties shall not have any right of contribution from, and may not seek indemnification or advancement of expenses from, Target, Parent or the Surviving Corporation with respect to any Loss claimed by an Indemnified Party.

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(b) Cap. The aggregate liability of the Indemnifying Parties pursuant to this Section 9.2 shall be limited to the Escrow Amount and, to the extent the Escrow Amount is exhausted, up to twelve and one half percent (12.5%) of any Contingent Amounts (collectively, the “Cap”). Notwithstanding the foregoing, the Cap shall not apply to any and all Losses arising, directly or indirectly (i) from any breach or inaccuracy in the Specified Representations, in each case the aggregate liability of any Escrow Participant for which shall be limited to the aggregate proceeds actually received by such Escrow Participant, (ii) claims for indemnification pursuant to paragraphs “b”, “c” (except with respect to a breach of Section 4.3), “d” or “e” of Section 9.2(a)(i), or (iii) from fraud, intentional misrepresentation or willful breach of this Agreement. The total amount of indemnification payments that each Escrow Participant that did not commit any fraud, intentional misrepresentation or willful breach of this Agreement can be required to make to the Indemnified Parties pursuant to Section 9.2 shall be limited to the aggregate Merger Consideration such Escrow Participant received (before deduction of any applicable Taxes) (it being understood that there shall be no limitation on the liability of any Escrow Participant that committed any fraud, intentional misrepresentation or willful breach of this Agreement).

(c) Threshold Amount. Except as otherwise provided in this Agreement, the Indemnified Parties shall not be entitled to recover Losses with respect to any inaccuracy in or breach of any representation or warranty (other than any Specified Representation) made by Target or any breach of Section 4.3 by Target until the total of all Losses incurred by the Indemnified Parties exceeds, on a cumulative basis, $500,000 (the “Threshold Amount”), in which case the Indemnified Parties shall be entitled to recover only the Losses that exceed the Threshold Amount.

(d) Officer’s Certificate. For purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any Indemnified Party (i) stating that the Indemnified Party has paid, sustained, incurred or accrued, or reasonably anticipates that it will be required to pay, sustain, incur or accrue Losses, and (ii) specifying in reasonable detail, to the extent known, the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred or accrued (or the basis for such anticipated liability), and the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Notwithstanding anything to the contrary herein, the parties hereto agree and acknowledge that any Indemnified Party may bring a claim for indemnification for any Loss pursuant to this Section 9 notwithstanding the fact that such Indemnified Party had Knowledge of (or was capable of obtaining Knowledge of) the breach, event or circumstance giving rise to such Loss prior to the Closing.

9.3. Tax Indemnification.

(a) Indemnification. Each Escrow Participant shall severally and pro rata based upon the amount of Merger Consideration payable to such Escrow Participant (as compared with the Merger Consideration payable to all Escrow Participants) indemnify and hold harmless each Indemnified Party from, against and in respect of any and all Losses attributable to (i) all Taxes (or the non-payment thereof) of Target for all Taxable periods ending on or before

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the Closing Date and for the portion of any Straddle Period through the end of the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Target is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign Legal Requirement, (iii) any Taxes as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, (iv) any and all Taxes of any Person imposed on Target or the Merger Sub as a result of any Tax sharing or Tax allocation agreement, arrangement, or understanding entered into on or prior to the Closing Date, (v) all employment and other payroll Taxes incurred by Target or the Surviving Corporation in respect of Target Employee Bonus Plan payments and payments to holders of Vested Target Stock Options pursuant to Section 1.5(a), and (vi) their share of transfer and similar Taxes described in subsection “(d).”

(b) Straddle Period. For any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), with respect to Taxes measured by net income or gain, revenues or gross receipts, the Taxes attributable to the Pre-Closing Tax Period portion of such Straddle Period will be determined based on an interim closing of the books as of the close of business on the Closing Date. The amount of Taxes for a Straddle Period not described in the preceding sentence which relate to the Pre-Closing Tax Period portion of such Straddle Period will be deemed to be the amount of such Taxes for the entire taxable period (excluding any additional amounts resulting from reassessments made with respect to transactions occurring on or after the Closing Date) multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) Tax Sharing Agreements. All Tax sharing agreements, Tax allocation agreements or similar agreements and all powers of attorney with respect to or involving Target will be terminated on or prior to the Closing Date and, after the Closing, Target will not be bound thereby or have any Liability thereunder.

(d) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and any conveyance fees or recording charges incurred in connection with the Merger, will be borne equally by the Escrow Participants, on the one hand, and Parent, on the other hand. The Escrow Participants, Parent or the Surviving Corporation will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges if and as required by applicable Legal Requirements.

(e) Cooperation on Tax Matters. Parent, the Surviving Corporation, and the Escrow Participants will cooperate fully and promptly, as and to the extent reasonably requested by any of the other parties, in connection with any Tax matters relating to Target and the Surviving Corporation including by the provision of information and assistance, and access to books and records in such party’s possession, as is reasonably necessary for the filing of all Tax Returns by Parent or the Stockholders’ Representative, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Within thirty (30) days prior to the applicable filing deadline, Parent will (i) provide to the Stockholders’ Representative a copy of each Tax Return for a Pre-Closing Tax Period for which the Escrow Participants would have any liability pursuant to Section 9.3(a) above, and (ii) consider in good faith and make any reasonable changes requested by the Stockholders’ Representative.

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9.4. Set-Off. Subject to the other provisions of this Section 9, in addition to any rights of setoff or other similar rights that any of the other Indemnified Parties may have at common law or otherwise, Parent shall have the right to withhold and deduct any sum that may be owed to any Indemnified Party under this Section 9 from any amount otherwise payable by any Indemnifying Party to any Indemnified Party.

9.5. Escrow Arrangements.

(a) Escrow Fund. By virtue of this Agreement and the Escrow Agreement and as partial security for the indemnity obligations provided for in Section 9.2 and Section 9.3, on the Closing Date, the Escrow Amount shall be deposited with the Escrow Agent in accordance with Section 1.4(c). The Escrow Amount shall constitute an escrow fund (the “Escrow Fund”), to be governed by the terms set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to compensate the Parent Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Section 9. Parent (on behalf of itself or any other Parent Indemnified Party) agrees that it shall seek recovery first from the Escrow Fund for any Losses for which it is entitled to indemnification pursuant to this Section 9, and if the Escrow Fund is insufficient to satisfy such Losses or if a claim for indemnification is validly made after the Survival Date, then Parent (on behalf of itself or any other Parent Indemnified Party) shall be entitled to seek recovery against up to twelve and one half percent (12.5%) of any Contingent Amounts, and if such funds are insufficient to satisfy the Losses, then Parent (on behalf of itself or any other Parent Indemnified Party) shall be entitled, subject to the provisions of Section 9.2(b), to seek recovery against the Indemnifying Parties directly severally and pro rata based upon the amount of Merger Consideration payable to such Indemnifying Parties.

(b) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time on the Survival Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to any amount which Parent informs the Escrow Agent in writing is necessary, in the reasonable judgment of Parent, to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered prior to the termination of the Escrow Period (such claims, the “Unsatisfied Claims”) and the Escrow Agent shall retain possession of such amount. Promptly following the termination of the Escrow Period, the Escrow Agent shall distribute the Escrow Fund, less any amount required to satisfy any Unsatisfied Claims. Promptly following resolution of all Unsatisfied Claims, Parent and the Stockholders’ Representative will instruct the Escrow Agent to distribute the remainder of the Escrow Fund (if any) to the Escrow Participants, based on each Escrow Participant’s Pro Rata Portion.

(c) Claims for Indemnification by Indemnified Parties.

(i) In order to seek indemnification under this Section 9, an Indemnified Party shall deliver an Officer’s Certificate to the Stockholders’ Representative prior

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to the expiration of the Escrow Period and promptly after the Indemnified Party acquires actual knowledge of the basis for a claim for indemnification hereunder (provided that the failure or delay of the Indemnified Party to provide an Officer’s Certificate promptly shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure). With respect to each Officer’s Certificate, upon compliance with the provisions of Sections 9.5(d) and 9.5(e), a portion of the Escrow Fund with value equal to the amount of Losses claimed in such Officer’s Certificate shall be withheld by the Escrow Agent, and following compliance with Sections 9.5(d) and (e), any amounts agreed upon by an Indemnified Party and the Stockholders’ Representative pursuant to Sections 9.5(d) and 9.5(e) shall be delivered to Parent. The amount withheld by the Escrow Agent and/or delivered to Parent pursuant to the preceding sentence shall be deemed to reduce each applicable Indemnifying Party’s interest in the Escrow Fund on a pro rata basis in accordance with his, her or its Pro Rata Portion of the Escrow Fund, with all such reductions to be calculated and deemed made immediately prior to any time at which amounts are to be distributed from the Escrow Fund pursuant to Section 9.5(c).

(d) Objections to Claims against the Escrow Fund; Resolution of Conflicts. If the Stockholders’ Representative does not object to Parent in writing within the 30-day period after delivery by any Indemnified Party of any Officer’s Certificate, such failure to so object shall constitute an irrevocable acknowledgment by the Stockholders’ Representative and Indemnifying Parties that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Officer’s Certificate. In case the Stockholders’ Representative shall object in writing to Parent to any claim or claims made in any Officer’s Certificate to recover Losses within the 30-day period after delivery of such Officer’s Certificate, the Stockholders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders’ Representative and Parent should so agree, a memorandum setting forth any agreement reached by Parent and the Stockholders’ Representative and with respect to such claim shall be prepared and signed by Parent and the Stockholders’ Representative, and the Indemnified Party shall be entitled to the amount set forth in such memorandum.

(e) Third-Party Claims. In the event an Indemnified Party becomes aware of a third-party claim which such Indemnified Party reasonably believes may result in a demand against the Escrow Fund for indemnification pursuant to this Section 9, such Indemnified Party shall notify the Stockholders’ Representative of such claim, and the Stockholders’ Representative shall be entitled on behalf of the Indemnifying Parties, at its expense, to participate in (upon consent of Parent, which shall not be unreasonably withheld), but not to determine or conduct, the defense of such claim. If there is a third-party claim that, if adversely determined could give rise to a right of recovery for Losses hereunder, then any amounts incurred or accrued by the Indemnified Parties in defense of such third-party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, however, that except with the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld or delayed, no settlement of any such claim with third-party claimants shall be determinative of the amount of Losses relating to such matter. In the event that the Stockholders’ Representative has consented to any such settlement, the Indemnifying Parties shall have no power or authority to object under any provision of this Section 9 to the amount of any claim by Parent against the Escrow Fund with respect to such settlement.

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9.6. Exclusive Remedy. The parties hereto agree that the provisions of this Section 9 shall be the sole and exclusive remedy for breaches of this Agreement, other than any rights, claims or causes of action arising out of fraud or intentional misrepresentation by a party and except that the parties hereto may seek specific performance of any of the provisions of this Agreement.

9.7. Stockholders’ Representative.

(a) Each of the Indemnifying Parties (by execution of a Letter of Transmittal, and by virtue of the adoption of this Agreement and/or the surrender of vested Target Stock Options in exchange for Merger Consideration pursuant to this Agreement, as applicable), hereby appoints Brian Robbins as its agent and attorney-in-fact (the “Stockholders’ Representative”) for and on behalf of the Indemnifying Parties to give and receive notices and communications (including to Parent), to authorize payment to Parent from the Escrow Fund in satisfaction of claims by Parent, to object to such payments, to consent to or object to calculations of the Contingent Consideration, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such matters, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Indemnifying Parties from time to time upon not less than 30 days prior written notice to Parent; provided, however, that the Stockholders’ Representative may not be removed unless holders of a majority interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholders’ Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholders’ Representative. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from the Indemnifying Parties.

(b) The Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative while acting in good faith and in the exercise of reasonable judgment. The Indemnifying Parties on whose behalf the Escrow Amount was contributed to the Escrow Fund shall indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative (“Stockholders’ Representative Expense”). Following the Survival Date and the resolution of all pending claims made by the Indemnified Parties for Losses, and from time to time thereafter, the Stockholders’ Representative shall have the right to recover the Stockholders’ Representative Expenses from any remaining portion of the Escrow Fund, prior to any distribution to the Indemnifying Parties, or if the remaining portion of the Escrow Fund is insufficient, from any Contingent Amount that may be payable, and prior to any such distribution, shall deliver to Parent a certificate setting forth the Stockholders’ Representative Expenses actually incurred. Upon receipt of such certificate, Parent shall pay

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such Stockholders’ Representative Expenses to the Stockholders’ Representative. Notwithstanding the foregoing, the Stockholders’ Representative’s right to recover Stockholders’ Representative Expenses shall not prejudice Parent’s right to recover the full amount of indemnifiable Losses that Parent is entitled to recover from the Escrow Fund or otherwise.

(c) A decision, act, consent or instruction of the Stockholders’ Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 10.11 and Section 10.13 hereof, shall constitute a decision of the Indemnifying Parties and shall be final, binding and conclusive upon the Indemnifying Parties; and Parent may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of the Indemnifying Parties. Parent is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

9.8. Ratification of this Agreement and the Indemnification Provisions. Each Escrow Participant, by execution and delivery of a Letter of Transmittal hereby agrees that he, she or it will be bound by the terms of this Agreement applicable to Escrow Participants, as applicable, and will indemnify and hold harmless the Indemnified Parties as set forth in Section 9 hereof. Each Escrow Participant agrees, by execution of a Letter of Transmittal, that the Indemnified Parties will be third party beneficiaries of the applicable Letter of Transmittal, with the right to enforce the provisions thereof as if they were a party to such Letter of Transmittal.

SECTION 10. MISCELLANEOUS PROVISIONS

10.1. Fees and Expenses. Subject to Sections 1.4, 1.9(b)(iii) and 9 and the Escrow Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

10.2. Attorneys’ Fees. If any Proceeding relating to the Merger or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

10.3. Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (x) when delivered (if delivered by hand) or (y) upon confirmation of receipt (if delivered by registered mail, by courier or express delivery service, by facsimile or by email) to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Target:

AwesomenessTV, Inc.

11821 Mississippi Avenue

Los Angeles, California 90225

Attention: Brian Robbins

Email: BrianR@Varsitypic.com

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with a copy (not constituting notice) to:

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, CA 90067

Attention:	Greg Klein, Esq.
Michael Kaplan, Esq.
Facsimile:	(310) 203-7199

Email: gklein@irell.com and mkaplan@irell.com

if to Parent:

DreamWorks Animation SKG, Inc.

Campanile Building

1000 Flower Street

Glendale, California 91201

Attention: General Counsel

Facsimile: (818) 695-7130

Email: andrew.chang@dreamworks.com

with a copy (not constituting notice) to:

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

Attention:	David M. Hernand, Esq.
C. Christopher Shoff, Esq.
Facsimile:	(310) 883-6500

Email: dhernand@cooley.com and cshoff@cooley.com

if to Stockholders’ Representative:

Brian Robbins

11821 Mississippi Avenue

Los Angeles, California 90225

Email: BrianR@Varsitypic.com

10.4. Time of the Essence. Time is of the essence with respect to this Agreement.

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10.5. Headings. The bold-faced and underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.6. Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.7. Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Venue. Except as otherwise set forth in the Escrow Agreement, any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the County of Los Angeles, California. Each party: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the County of Los Angeles, California (and each appellate court located in the State of California) in connection with any such legal proceeding; (ii) agrees that each state and federal court located in the County of Los Angeles, California shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any state or federal court located in the County of Los Angeles, California, any claim that such party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Section 9 (and, at the option of any Indemnified Party, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation, fraud or willful breach, relating to this Agreement or the Merger after the Closing) shall be brought and resolved exclusively in accordance with Section 9.5 (it being understood that, for the avoidance of doubt and without limiting any portion of Section 10.7(b): (i) at the option of any Indemnified Party, any claim based upon intentional misrepresentation, fraud or willful breach may be brought and resolved in accordance with Section 10.7(b) rather than in accordance with Section 9.5; and (ii) nothing in this Section 10.7(c) shall prevent Parent from seeking preliminary injunctive relief from a court of competent jurisdiction).

10.8. Successors and Assigns. This Agreement shall be binding upon: Target and its successors and assigns (if any); Merger Sub and its respective successors and assigns (if any); and Parent and its successors and assigns (if any). This Agreement shall inure to the benefit of: Target; Merger Sub; Parent; the other Indemnified Parties; and the respective successors and assigns (if any) of the foregoing. Parent may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 9), in whole or in part, to any

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other Person without obtaining the consent or approval of any other party hereto or of any other Person; provided, that no such assignment shall relieve Parent of any of its obligations hereunder. Target shall not, without the prior written consent of Parent, assign or delegate any or all of its rights or obligations under this Agreement, in whole or in part, to any other Person, and any attempted assignment or delegation without such prior written consent shall be void and of no force or effect.

10.9. Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Proceeding.

10.10. Waiver.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. It is understood that any waiver executed by the Stockholders’ Representative shall be deemed to be delivered on behalf of each Escrow Participant and shall be binding on such Person.

10.11. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

10.12. Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, by all parties hereto; and (b) after the Closing Date, by Parent and the Stockholders’ Representative (acting exclusively for and on behalf of all of the Escrow Participants).

10.13. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any applicable jurisdiction shall not affect the validity or

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enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.14. Parties in Interest. Except for the provisions of Section 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.15. Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time; or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

10.16. Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) References. Except as otherwise indicated, all references in this Agreement to “Sections”, “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date set forth above.

PARENT:

DREAMWORKS ANIMATION SKG, INC.

By:	/s/ Jeffrey Katzenberg
Name:	Jeffrey Katzenberg
Title:	Chief Executive Officer

MERGER SUB:

ATV ACQUISITION CORP.

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	Secretary

TARGET:

AWESOMENESSTV, INC.

By:	/s/ Brian Robbins
Name:	Brian Robbins
Title:	President, CFO & Secretary

STOCKHOLDERS’ REPRESENTATIVE:

By:	/s/ Brian Robbins
Brian Robbins

Agreement and Plan of Merger

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions

Exhibit B	Form of Letter of Transmittal

Exhibit C	Target Employee Bonus Plan

Exhibit D	Form of Escrow Agreement

Schedule A	Key Employees

Schedule B	Individuals Constituting Knowledge

Schedule 1.9(a)(iii)(A)	Excluded Projects

Schedule 1.9(a)(iii)(B)	Excluded Compensation Persons

Schedule 5.7	Transaction Bonus Agreement Party

Schedule 6.6(b)	Individual Executing Assignment of Intellectual Property

Schedule 6.6(j)	Target’s Outside Counsel

Schedule 6.11	List of Certain Agreements

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

(a)	The following terms have the following meanings:

“Acquisition Transaction” shall mean any transaction or series of transactions involving: (i) the sale, license or disposition of all or a material portion of the business or assets of Target or any of its Subsidiaries; (ii) the issuance, disposition or acquisition of: (A) any capital stock or other equity security of Target or any of its Subsidiaries (other than Target Stock issued to employees of Target upon exercise of Target Stock Options); (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of Target or any of its Subsidiaries (other than stock options granted to employees of Target in routine transactions in accordance with Section 4.2 of the Agreement); or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of Target or any of its Subsidiaries; or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving Target or any of its Subsidiaries.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Schedule and Exhibits attached hereto), as it may be amended from time to time.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement between Parent and Target, dated March 11, 2013.

“Consent” shall mean any approval, consent, ratification, permission, authorization, waiver, registration, qualification, designation, declaration, or filing with, any Person (including any Governmental Authority).

“Contract” shall mean any written, oral or other legally binding agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of Target, a copy of which is attached to the Agreement and

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incorporated in the Agreement by reference. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections and subsections contained in Section 2 of the Agreement, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in Section 2 of the Agreement to the extent it is reasonably apparent on the face of the disclosure that such disclosure is applicable to such other sections and subsections.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound, directly or indirectly, to issue additional shares of its capital stock.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean Citibank, N.A.

“Escrow Agreement” shall mean the escrow agreement to be entered into among Parent, the Stockholders’ Representative and the Escrow Agent on or prior to the Closing Date, substantially in the form of Exhibit D to the Agreement.

“FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any: (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (iv) multi-national organization or body; or (v) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

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“Governmental Authorization” shall mean any: (i) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is, has been or may in the future be issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (ii) right under any Contract with any Governmental Authority.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.

“Indebtedness” means, without duplication: (i) all indebtedness for borrowed money, including any prepayment penalties for such indebtedness to the extent applicable; (ii) all outstanding obligations issued, undertaken or assumed as the deferred purchase price of property or services other than trade accounts or accrued expenses recorded as current liabilities arising in the ordinary course of business; (iii) all reimbursement obligations with respect to surety bonds, letters of credit (to the extent not collateralized with cash or cash equivalents), bankers’ acceptances and similar instruments (in each case, whether or not matured); (iv) all obligations evidenced by notes, including promissory notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by a Person; (vi) all indebtedness referred to in clauses “(i)” through “(v)” above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (vii) all agreements, undertakings or arrangements by which any Person guarantees, endorses or becomes or is contingently liable for any of the obligations described in foregoing clauses of another Person.

“Independent Auditors” shall mean BDO USA, LLP.

“Insider Receivables” means all amounts owed to Target by any Target Employee or stockholder of Target.

“Intellectual Property” shall mean and include all algorithms, application keys, application programming interfaces, apparatus, databases and data collections, diagrams, formulae, graphics, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, processes, proprietary information, protocols, .psd source files, schematics, specifications, Software, Software code (in any form including Source Code and executable or object code), subroutines, techniques, three-dimensional models, URLs, user

3.

interfaces, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, prototypes, samples, studies, and summaries).

“Intellectual Property Rights” shall mean and include all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, rights of attribution and rights of publicity; (ii) trademark, including common law trademark rights in titles, characters’ names and other protectable elements of the foregoing, trade name, domain name rights, social media assets (e.g. Facebook pages, Twitter accounts, blogs, etc.) and similar rights; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) rights in or relating to registrations, renewals, extensions, combinations, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(i)” through “(v)” above.

“Key Employees” shall mean those individuals set forth in Schedule A.

“Knowledge” of an individual of a particular fact or other matter shall mean such individual (i) is actually aware of such fact, circumstance, event or other matter in question or (ii) would reasonably be expected to have of knowledge of such fact, circumstance, event or other matter in question after reasonable investigation. Target shall be deemed to have “Knowledge” of a particular fact or other matter if any of the individuals set forth on Schedule B have Knowledge of such fact or other matter. Parent shall be deemed to have “Knowledge” of a particular fact or other matter if the general counsel of Parent has Knowledge of such fact or other matter.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, judgment, edict, decree, rule, regulation, ruling, requirement, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Material Adverse Effect” shall mean any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or could reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets, Liabilities, operations, results of operations or financial performance of Target and its Subsidiaries; or (b) the ability of Target to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement; provided,

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however, in no event shall any of the following be deemed to constitute a Material Adverse Effect: (i) any Effects resulting from changes in conditions affecting the industry in which Target participates or the U.S. economy as a whole; (ii) any Effects resulting from acts of war, sabotage or terrorism; (iii) any Effects resulting from earthquakes, hurricanes, tornadoes or other natural disasters, to the extent that such matters do not disproportionately affect Target compared to other participants in the same industry; (iv) any Effects resulting from any change in accounting requirements or principles or any change in applicable Legal Requirements; (v) any Effects arising from compliance by Target with the terms of, or the taking of any action required by or the implementation of, this Agreement or the transactions contemplated hereby; or (vi) any effect arising from the public announcement of the transactions contemplated by this Agreement.

“Merger Consideration” shall mean the consideration that each holder of shares of Target Stock who does not perfect his, her or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Target Stock pursuant to Section 1.4(a)(ii) or 1.4(a)(iii), as applicable, and the consideration that a holder of Vested Target Stock Options is entitled to receive in exchange for such Vested Target Stock Options pursuant to Section 1.5.

“Merger Consideration Certificate” shall mean a certificate, duly executed on behalf of Target by the chief executive officer of Target, containing the following information and the representation and warranty of Target that all of such information is true and accurate as of the Closing:

(i) the amount of Transaction Expenses then payable or that will become payable after the Effective Time with respect to services performed or actions taken prior to the Effective Time (and including all payments that may arise under the Target Employee Bonus Plan in respect of the Closing Payment);

(ii) the name of record of each Person who is a stockholder of Target immediately prior to the Effective Time;

(iii) the consideration (other than Contingent Consideration) that each holder of Target Stock is entitled to receive pursuant to Section 1.4(a);

(iv) the cash amount to be contributed to the Escrow Fund with respect to the shares of Target Stock held by each such stockholder pursuant to Section 1.4(c);

(v) the name of each Person who holds unexercised Vested Target Stock Options immediately prior to the Effective Time;

(vi) the consideration (other than Contingent Consideration) that each holder of unexercised Vested Target Stock Options is entitled to receive pursuant to Section 1.5; and

(vii) the cash amount to be contributed to the Escrow Fund with respect to the shares of Target Stock subject to unexercised Vested Target Stock Options held by each such holder pursuant to Section 1.5.

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“Non-Dissenting Stockholder” shall mean each stockholder of Target that does not perfect such stockholder’s appraisal rights under the DGCL and is otherwise entitled to receive consideration pursuant to Section 1.4 of the Agreement.

“Open Source Code” shall mean Software or similar subject matter that is distributed under an open source license such as (by way of example only) the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative.

“Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority entered into in connection with any Proceeding.

“Ordinary Course of Business” an action taken by or on behalf of Target or any of its Subsidiaries shall not be deemed to have been taken in the “Ordinary Course of Business” unless: (i) such action is recurring in nature, is consistent with Target’s or its Subsidiaries’ past practices and is taken in the ordinary course of Target’s or its Subsidiaries’ normal day-to-day operations; (ii) such action is taken in accordance with reasonably sound and prudent business practices; (iii) such action is not required to be authorized by Target’s stockholders, Target’s Board of Directors or any committee of Target’s Board of Directors or the stockholder or governing body of any of Target’s Subsidiaries and does not require any other separate or special authorization of any nature; and (iv) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of other Entities that are engaged in businesses similar to Target’s business.

“Permitted Encumbrances” shall mean (i) mechanics, materialmen’s and similar Encumbrances incurred in the Ordinary Course of Business, (ii) Encumbrances for Taxes not yet due or which are being contested in good faith through appropriate proceedings, (iii) Encumbrances securing rental payments under capital lease agreements and (iv) statutory Encumbrances.

“Person” shall mean any individual, Entity or Governmental Authority.

“Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, image, video recording, voice recording, video viewing history, geolocation information, online contact information, screen or user name, password, social security number, driver’s license number, passport number, credit card number, other customer or account number, or any other piece of information that allows the identification, contacting, locating, or tracking of a natural person or the electronic device or computer of a natural person (such as cookies, IP addresses, persistent identifiers, and processor or device serial numbers or

6.

unique identifiers), and personal information as defined by the Children’s Online Privacy Protection Act of 1998 and related rulemaking, including the January 17, 2013 final rule and by the California Online Privacy Protection Act.

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Authority or any arbitrator or arbitration panel.

“Pro Rata Portion” with respect to an Escrow Participant shall be equal to: (i) the Escrow Contribution Amount contributed to the Escrow Fund pursuant to Section 1.4(c) with respect to each share of Target Stock (or each share of Target Stock underlying Vested Target Stock Options) held by such Escrow Participant immediately prior to the Effective Time; divided by (ii) the Escrow Amount.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

“Related Party” shall mean: (i) each individual who is, or who has or at any time been, an officer of Target or any of its Subsidiaries; (ii) each member of the family of each of the individuals referred to in clause “(i)” above; and (iii) any Entity (other than Target and its Subsidiaries) in which any one of the individuals referred to in clauses “(i)” and “(ii)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, more than a 10% voting, proprietary or equity interest.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Software” shall mean all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in Source Code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Source Code” means the software programming code (including flash .swf source code, C++ server source code and JAVA source code) expressed in human readable language, including complete maintenance documentation, procedures, flow charts, schematic diagrams and annotations which comprise the pre-coding detail design specification, and all other material necessary to allow a reasonably skilled programmer or analyst to build, maintain and enhance the software.

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An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Target Affiliate” means any Person under common control with Target within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Target Common Stock” means common stock, par value $0.001, per share, of Target.

“Target Contract” shall mean any Contract: (i) to which Target or any of its Subsidiaries is a party; (ii) by which Target or any of its Subsidiaries or any of their assets is bound or under which Target or any of its Subsidiaries has any obligation; or (iii) under which Target or any of its Subsidiaries has any right or interest.

“Target Database” means an electronic or other database containing (in whole or in part) Personal Data or proprietary or confidential information of Target or any of its Subsidiaries or any third party that is maintained by or for Target or any of its Subsidiaries at any time.

“Target Employee” shall mean any current employee or independent contractor of Target or any of its Subsidiaries.

“Target Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between Target or any of its Subsidiaries and any Target Employee.

“Target Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, retention or change in control payments or benefits, termination pay, deferred compensation, performance or incentive awards, stock or stock-related awards, fringe benefits, workers’ compensation, vacation pay, retirement or welfare benefits, or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is or has been maintained, contributed to, or required to be contributed to, by Target or any Target Affiliate for the benefit of any Target Employee, or with respect to which Target or any Target Affiliate has or may have any Liability or obligation.

“Target IP” shall mean (i) all Intellectual Property Rights in or pertaining to Target Programs or methods or processes used to develop and produce Target Programs, and (ii) all other Intellectual Property Rights in which Target or any of its Subsidiaries has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

“Target IP Contract” shall mean any Contract to which Target or any of its Subsidiaries is or was a party or by which Target or any of its Subsidiaries is or was bound, that contains any option, assignment, license , acquisition, distribution, transfer, grant or other conveyance of, or

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any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Target IP or any Intellectual Property developed, produced, marketed, promoted, distributed or otherwise exploited by, with, or for Target or any of its Subsidiaries, including rights acquisition and licensing agreements, distribution and subdivision agreements, option agreements, revenue-sharing arrangements, sales agency agreements, distribution and production services agreements, merchandising agreements, commercial tie-in and sponsorship agreements, publishing agreements and other agreements or arrangements with respect to any Target Program, Target IP, Intellectual Property or Intellectual Property Rights.

“Target Preferred Stock” means Series A Preferred Stock, par value $0.001, per share, of Target.

“Target Program” shall mean any audiovisual content or format developed, produced, marketed, promoted, distributed, provided, published, licensed or sold at any time by Target or any of its Subsidiaries, for any use or exploitation on any traditional or new media platform.

“Target Software” shall mean Software (including Software Code) owned, designed, developed (or currently being developed), used, marketed, distributed, provided, published licensed or sold by Target or any of its Subsidiaries at any time (including any Software that is part of, or is used in the design, development, distribution, publication, testing, maintenance, or support of, any Target Program, but excluding any third-party Software that is generally available on standard commercial terms and is licensed to Target or any of its Subsidiaries solely for internal use, in object code form, and on a non-exclusive basis).

“Target Stock” means Target Common Stock and Target Preferred Stock.

“Tax” or “Taxes” shall mean any federal, state, local or foreign tax, or other governmental assessment, impost or duty including, but not limited to, capital, franchise, excise, estimated, value-added, replacement, stamp, occupation, successor or similar taxes as well as taxes based on income, employment, property, sales or use tax (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto.

“Tax Return” shall mean any federal, state, provincial, local or foreign Tax return, declaration, report, statement, schedule, attachment, notice, form, or information return (including any amendment to any of the foregoing) required to be filed with respect to Taxes including, but not limited to, any return, declaration, report, statement, schedule, attachment, notice, form, or information return related to Taxes based on income, employment, property, sales or use tax.

“Transaction Expenses” shall mean the sum of (i) all expenses of Target or any of its Subsidiaries incurred or to be incurred in connection with the preparation, execution and consummation of this Agreement, the transactions contemplated hereby to be consummated on or before the Closing Date, and the Closing, including fees and disbursements of attorneys, investment bankers, accountants and other advisors and service providers, which, in each case, have not been paid prior to the Closing, whether incurred prior to the date of the Agreement, during the Pre-Closing Period or at the Effective Time, and whether or not invoiced prior to the

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Effective Time, plus (ii) for each instance when Transaction Expenses are calculated, the maximum aggregate amount of payments that may become payable to beneficiaries at any time in the future under the Target Employee Bonus Plan in respect of such instance.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Section
“2014 Contingent Amount”	1.9(a)(i)
“2015 Contingent Amount”	1.9(a)(ii)
“401(k) Plans”	4.5(a)
“Adjusted EBITDA”	1.9(a)(iii)
“Ancillary and Subsidiary Rights”	2.11(r)
“Annual Financial Statements”	2.6(a)
“Balance Sheet Date”	2.6(b)
“Cap”	9.2(b)
“Certificate of Merger”	1.2
“Closing”	1.2
“Closing Date”	1.2
“Closing Financial Statements”	4.10
“Closing Payment”	1.4(b)(i)
“Contingent Amounts”	1.9(a)(iv)
“Contingent Consideration Determination Date”	1.9(c)
“Contingent Consideration Statement”	1.9(b)(i)
“Contested Claim”	9.5(e)(ii)
“Continuing Employees”	5.5
“Data Breach”	2.11(o)(vi)
“Dissenting Shares”	1.6(a)
“DGCL”	Recitals
“Effective Time”	1.2
“Employment Agreement”	6.7
“Environmental Law”	2.19
“ERISA Affiliate”	2.18(d)
“Escrow Amount”	1.4(b)(ii)
“Escrow Contribution Amount”	1.4(b)(iii)
“Escrow Fund”	9.5(a)
“Escrow Participants”	Recitals
“Escrow Period”	9.5(b)
“FIRPTA Statement”	4.6
“Fully Diluted Company Share Number”	1.4(b)(vi)
“Fundamental Representations”	9.1
“Indemnified Party” or “Indemnified Parties”	9.2(a)(i)
“Indemnifying Party” or “Indemnifying Parties”	9.2(a)(i)
“IRS”	2.16(h)
“LA County”	1.9(d)(ii)
“Letter of Transmittal”	1.7(b)

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Defined Term	Section
“Loss” or “Losses”	9.2(a)(i)
“Material Contract” or “Material Contracts”	2.12(a)
“Materials of Environmental Concern”	2.19
“Merger”	Recitals
“Merger Sub”	Preamble
“Net Contingent Payment”	1.9(c)
“Non-Calculation Issues”	1.9(b)(iii)
“Noncompetition Agreements”	Recitals
“Officer’s Certificate”	9.2(d)
“Parent”	Preamble
“Parent Charter Documents”	3.3
“Parent Cure Period”	8.1(g)
“Payment Agent”	1.7(a)
“Payment Fund”	1.7(a)
“Per Share Amount”	1.4(b)(vii)
“Pre-Closing Tax Period”	9.3(a)
“Privacy Claims”	2.11(o)(v)
“Privacy Incident”	2.11(o)(v)
“Required Merger Stockholder Votes”	2.23
“Section 280G Payments”	5.2(b)
“Section 409A”	1.5(a)
“Specified Representations”	9.1
“Stockholders’ Representative”	9.7(a)
“Stockholders’ Representative Expense”	9.7(b)
“Straddle Period”	9.3(b)
“Survival Date”	9.1
“Surviving Corporation”	1.1
“Target”	Preamble
“Target Charter Documents”	2.3(a)(i)
“Target Cure Period”	8.1(f)
“Target Employee Bonus Plan”	5.6
“Target Financial Statements”	2.6(b)
“Target Restricted Stock”	1.5(b)
“Target Severance Plans”	4.5(b)
“Target Stock Certificate”	1.7(d)
“Target Stock Options”	2.5(c)
“Target Stock Plan”	2.5(c)
“Threshold Amount”	9.2(c)
“Unaudited Balance Sheet”	2.6(b)
“Unsatisfied Claims”	9.5(b)
“Vested Target Stock Option”	1.5(a)

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